EXHIBIT 99.2

COMPTROLLER OF THE CURRENCY

Washington, D.C. 20219

FORM 10-KSB

(Mark One)

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

OCC File Number: 23561

CANYON NATIONAL BANK

(Name of Small Business Issuer as specified in its charter)

United States	33-0791978
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1711 East Palm Canyon Drive, Palm Springs, CA	92264
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (760) 325-4442

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: None

Check whether the issuer (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained herein, and no disclosure will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB.  ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.):    Yes  ☐    No  ☐

The registrant’s revenues for its most recent fiscal year were $17,333,000.

As of March 1, 2006, the aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $25,684,000. Shares of Common Stock held by each executive officer and director and each person owning more than five percent of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of the affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares of Common Stock of the registrant outstanding as of March 1, 2006 was 2,163,755.

Documents Incorporated by Reference: Portions of the definitive proxy statement for the 2006 Annual Meeting of Shareholders to be filed with the Comptroller of the Currency pursuant to SEC Regulation 14A are incorporated by reference in Part III, Items 9-12 and Item 14.

Transitional Small Business Disclosure Format (check one):    Yes  ☐    No  ☒

i

PART I

Item 1. Description of Business

General

Canyon National Bank (the “Bank”) is a nationally chartered banking association that was organized under the laws of the United States on March 6, 1998. The Bank commenced operations on July 10, 1998 upon the granting to it of a national bank charter by the Comptroller of the Currency (the “Comptroller”). The Bank is an insured bank under the Federal Deposit Insurance Act up to the maximum limits thereof. Like all national banks, the Bank is a member of the Federal Reserve System. At December 31, 2005, the Bank had $239.2 million in assets, $171.8 million in net loans and $218.5 million in deposits. Real estate loans, both commercial and residential, represented approximately 79% of the Bank’s loan portfolio at December 31, 2005.

The Bank is a community bank located in Palm Springs, California, conducting a general commercial banking business. The Bank accepts checking and savings deposits (including savings, money market demand accounts, NOW accounts, time certificates of deposit and individual retirement accounts); makes commercial, real estate, home equity, auto and other installment and term loans as well as loans for accounts receivable and inventory financing, equipment and expansion financing; issues drafts and letters of credit, sells travelers’ checks, and provides other customary banking services, including, among other things, safe deposit box rental, Automated Teller Machine (“ATM”) processing, Internet banking, Internet bill payment, processing of federal tax deposits, Automated Clearing House (“ACH”) processing, notary public services and wire transfers.

The Bank also offers a full complement of convenience-oriented services including ATMs and ATM/debit cards, 24 hour telephone banking, Internet banking, lock box processing, direct deposit of payroll and social security funds, and postage-paid bank-by-mail. The Bank attracts the majority of its loan and deposit business from the residents and numerous small to medium-sized businesses, professional firms and service entities located in the Coachella Valley and surrounding communities. In October 2000, the Bank opened its first branch office in Palm Desert, California. During 2001, the Bank purchased a 2.3-acre parcel of land in Palm Desert and in the fourth quarter 2003, began construction of a new 8,000 square feet full-service branch facility. The new branch facility was completed in June 2004 at which time the Bank relocated its Palm Desert Branch to this new location. The Bank opened a second branch office in Palm Springs in January 2005 and anticipates opening its third branch office located in Palm Desert in March 2006. See “Item 2. Description of Property.”

The Agua Caliente Band of Cahuilla Indians (“ACBCI”) is a principal shareholder of the Bank. The ACBCI and its affiliates are significant customers of the Bank. The ACBCI and its affiliates had deposits with the Bank at December 31, 2005 and December 31, 2004 which represented approximately 4.2% and 7.1% of the Bank’s total deposits at such dates, respectively. The Bank also processes ATM transactions for ACBCI affiliates at 12 ATM locations and performs lease administration services for the ACBCI pursuant to which the Bank earns significant fee income. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Non-interest Income.” Although the Bank has previously made loans to affiliates of the ACBCI, it had no loans outstanding to the ACBCI or its affiliates as of December 31, 2005 and 2004. However, the Bank may make loans to the ACBCI and its affiliates in the future. See “Risk Factors—Dependence on a Single Customer.”

The Bank’s main office and corporate headquarters are located at 1711 East Palm Canyon Drive, Palm Springs, California 92264. Its telephone number is (760) 325-4442.

Competition

The banking business in California, and in the market areas which the Bank serves, is highly competitive with respect to both loans and deposits and is dominated by a relatively small number of major banks with many offices operating over a wide geographic area. The Bank’s primary market area is considered to be the communities that make up the Coachella Valley. These communities include Palm Springs, Palm Desert, Cathedral City, Desert Hot Springs, La Quinta, Rancho Mirage, Indio, Bermuda Dunes, Thousand Palms, Indian Wells, Coachella, and their surrounding environs. The Bank is currently one of three banks headquartered in its primary service area. According to the FDIC summary, the Coachella Valley branches of FDIC insured financial institutions have deposits of $5.9 billion and $5.4 billion as of June 30, 2005 and 2004, respectively. The Bank had 3.3% and 3.2% of the total Coachella Valley deposit base at June 30, 2005 and 2004, respectively. For communities in which the Bank has branches, namely Palm Springs and Palm Desert, the Bank has a 5.9% and 5.3% market share at June 30, 2005 and 2004, respectively.

The Bank competes for loans and deposits with other commercial banks, including many which are much larger than the Bank, as well as with savings and loan associations, credit unions, and thrift and loan companies. Larger commercial banks offer certain services (such as trust and investment services and international banking) which the Bank does not offer directly (but some of which it offers indirectly through correspondent institutions). By virtue of their greater total capitalization, such banks also have substantially higher lending limits than the Bank.1 In addition to other banks, competitors include savings institutions, credit unions, and numerous non-banking institutions, such as finance companies, leasing companies, insurance companies, brokerage firms, and investment banking firms. In recent years increased competition has also developed from specialized finance and non-finance companies that offer money market and mutual funds, wholesale finance, credit card, and other consumer finance services, including on-line banking services and personal finance software. Strong competition for deposit and loan products affects the rates of those products as well as the terms on which they are offered to customers.

To the extent that the Bank is affected by more general competitive trends in the industry, those trends are toward increased consolidation and competition. Strong, unregulated competitors have entered banking markets with focused products targeted at highly profitable customer segments. Many largely unregulated competitors are able to compete across geographic boundaries and provide customers increasing access to meaningful alternatives to banking services in nearly all significant products. Mergers between financial institutions have placed additional pressure on banks within the industry to streamline their operations, reduce expenses, and increase revenues to remain competitive. Competition has also intensified due to federal and state interstate banking laws, which permit banking organizations to expand geographically, and the California market has been particularly attractive to out-of-state institutions. The Financial Modernization Act, effective March 11, 2000, made it possible for full affiliations to occur between banks and securities firms, insurance companies, and other financial companies, and is also expected to intensify competitive conditions. See “Regulation and Supervision – Financial Modernization Act” below.

Technological innovations have also resulted in increased competition in the financial services industry. Such innovations have, for example, made it possible for non-depository institutions to offer customers automated transfer payment services that previously have been considered traditional banking products. In addition, many customers now expect a choice of several delivery systems and channels, including telephone, mail, Internet, bill payment, ATMs, self-service branches and/or in-store branches. In addition to other banks, the sources of competition for such hi-tech products include savings associations, credit unions, brokerage firms, money market and other mutual funds, asset management groups, finance and insurance companies, and mortgage banking firms.

[1]	Legal lending limits to each customer are limited to a percentage of a bank’s total capital accounts, the exact percentage depending upon the nature of the loan transaction. Currently, loans by national banks to any one customer are generally limited to fifteen percent (15%) of capital and unimpaired surplus, plus an additional ten percent (10%) of capital and unimpaired surplus, if such additional loans are secured by readily marketable collateral meeting certain requirements.

In order to compete effectively, the Bank provides quality, personalized service and fast, local decision making which its major bank competitors are generally unable to offer. In addition, the Bank competes by using to the fullest extent possible the flexibility which its independent status and its strong community ties permit. This includes an emphasis on specialized services, local promotional activity, and personal contacts by the Bank’s officers, directors and employees. The Bank has developed, and intends to continue to develop, programs which are specifically addressed to the needs of small businesses, professionals and consumers.

Employees

As of February 1, 2006, the Bank had 81 full-time employees and 13 part-time employees for a total of 90 full-time equivalent employees. Of these individuals, 31 were officers of the Bank holding titles of officer or higher.

REGULATION AND SUPERVISION

General

The following discussion of statutes and regulations affecting banks is only a summary and does not purport to be complete. This discussion is qualified in its entirety by reference to such statutes and regulations. No assurance can be given that such statutes or regulations will not change in the future.

As a national banking association, the Bank is subject to regulation, supervision and examination by the Comptroller of the Currency (“Comptroller”). It is also a member of the Federal Reserve System and, as such, is subject to applicable provisions of the Federal Reserve Act and the regulations promulgated thereunder by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board” or “FRB”). Furthermore, the deposits of the Bank are insured by the Federal Deposit Insurance Corporation (“FDIC”) to a maximum of $100,000 per depositor. For this protection, the Bank pays a quarterly assessment to the FDIC and is subject to the rules and regulations of the FDIC pertaining to deposit insurance and other matters. The regulations of those agencies govern most aspects of the Bank’s business, including the making of periodic reports by the Bank, and the Bank’s activities relating to dividends, investments, loans, borrowings, capital requirements, certain check-clearing activities, branching, mergers and acquisitions, reserves against deposits, the issuance of securities and numerous other areas. The Bank is also subject to requirements and restrictions of various consumer laws and regulations, as well as, applicable provisions of California law, insofar as they do not conflict with, or are not preempted by, federal banking laws. Supervision, legal action and examination of the Bank by the regulatory agencies are generally intended to protect depositors and are not intended for the protection of shareholders.

The earnings and growth of the Bank are largely dependent on its ability to maintain a favorable differential or “spread” between the yield on its interest-earning assets and the rate paid on its deposits and other interest-bearing liabilities. As a result, the Bank’s performance is influenced by general economic conditions, both domestic and foreign, the monetary and fiscal policies of the federal government, and the policies of the regulatory agencies, particularly the FRB. The FRB implements national monetary policies (such as seeking to curb inflation and combat recession) by its open-market operations in United States Government securities, by adjusting the required level of reserves for financial institutions subject to its reserve requirements and by varying the discount rate applicable to borrowings by banks which are members of the Federal Reserve System. The actions of the FRB in these areas influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and deposits. The nature and impact of any future changes in monetary policies cannot be predicted.

Capital Adequacy Requirements

The Bank is subject to the regulations of the Comptroller governing capital adequacy. Those regulations incorporate both risk-based and leverage capital requirements. The Controller has established risk-based and leverage capital guidelines for the banks it regulates, which set total capital requirements and define capital in terms of “core capital elements,” or Tier 1 capital and “supplemental capital elements,” or Tier 2 capital. Tier 1 capital is generally defined as the sum of the core capital elements less goodwill and certain intangibles. The following items are defined as core capital elements: (i) common stockholders’ equity; (ii) qualifying non-cumulative perpetual preferred stock and related surplus; and (iii) minority interests in the equity accounts of consolidated subsidiaries. Supplementary capital elements include: (i) allowance for loan and lease losses (but not more than 1.25% of an institution’s risk-weighted assets); (ii) perpetual preferred stock and related surplus not qualifying as core capital; (iii) hybrid capital instruments, perpetual debt and mandatory convertible debt instruments; and (iv) term subordinated debt and intermediate-term preferred stock and related surplus. The maximum amount of supplemental capital elements which qualifies as Tier 2 capital is limited to 100% of Tier 1 capital, net of goodwill.

The Bank is required to maintain a minimum ratio of qualifying total capital to total risk-weighted assets of 8.0% (“Total Risk-Based Capital Ratio”), at least one-half of which must be in the form of Tier 1 capital (“Tier 1 Risk-Based Capital Ratio”). Risk-based capital ratios are calculated to provide a measure of capital that reflects the degree of risk associated with a banking organization’s operations for both transactions reported on the balance sheet as assets, and transactions, such as letters of credit and recourse arrangements, which are recorded as off-balance sheet items. Under the risk-based capital guidelines, the nominal dollar amounts of assets and credit-equivalent amounts of off-balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U. S. Treasury securities, to 100% for assets with relatively high credit risk, such as business loans. As of December 31, 2005 and 2004, the Bank’s Total Risk-Based Capital Ratio was 12.60% and 11.91%, respectively, and its Tier 1 Risk-Based Capital Ratio was 11.34% and 10.65%, respectively.

The risk-based capital standards also take into account concentrations of credit and the risks of “non-traditional” activities (those that have not customarily been part of the banking business). The regulations require institutions with high or inordinate levels of risk to operate with higher minimum capital standards, and authorize the regulators to review an institution’s management of such risks in assessing an institution’s capital adequacy.

The risk-based capital regulations also include exposure to interest rate risk as a factor that the regulators will consider in evaluating a bank’s capital adequacy, although interest rate risk does not impact the calculation of a bank’s risk-based capital ratios. Interest rate risk is the exposure of a bank’s current and future earnings and equity capital arising from adverse movements in interest rates. While interest risk is inherent in a bank’s role as financial intermediary, it introduces volatility to bank earnings and to the economic value of the bank.

Banks are also required to maintain a leverage capital ratio designed to supplement the risk-based capital guidelines. Banks that have received the highest rating of the five categories used by regulators to rate banks and are not anticipating or experiencing any significant growth must maintain a ratio of Tier 1 capital (net of all intangibles) to adjusted total assets (“Leverage Capital Ratio”) of at least 3%. All other institutions are required to maintain a leverage ratio of at least 100 to 200 basis points above the 3% minimum, for a minimum of 4% to 5%. Pursuant to federal regulations, banks must maintain capital levels commensurate with the level of risk to which they are exposed, including the volume and severity of problem loans, and federal regulators may set higher capital requirements when a bank’s particular circumstances warrant. As of December 31, 2005 and 2004, the Bank’s Leverage Capital Ratio was 8.38% and 7.06%, respectively.

Prompt Corrective Action Provisions

Federal law requires each federal banking agency to take prompt corrective action to resolve the problems of insured financial institutions, including but not limited to those that fall below one or more prescribed minimum capital ratios. The federal banking agencies have by regulation defined the following five capital categories: “well capitalized” (Total Risk-Based Capital Ratio of 10%; Tier 1 Risk-Based Capital Ratio of 6%; and Leverage Capital Ratio of 5%); “adequately capitalized” (Total Risk-Based Capital Ratio of 8%; Tier 1 Risk-Based Capital Ratio of 4%; and Leverage Capital Ratio of 4%) (or 3% if the institution receives the highest rating from its primary regulator); “undercapitalized” (Total Risk-Based Capital Ratio of less than 8%; Tier 1 Risk-Based Capital Ratio of less than 4%; or Leverage Capital Ratio of less than 4%) (or 3% if the institution receives the highest rating from its primary regulator); “significantly undercapitalized” (Total Risk-Based Capital Ratio of less than 6%; Tier 1 Risk-Based Capital Ratio of less than 3%; or Leverage Capital Ratio less than 3%); and “critically undercapitalized” (tangible equity to total assets less than 2%). A bank may be treated as though it were in the next lower capital category if after notice and the opportunity for a hearing, the appropriate federal agency finds an unsafe or unsound condition or practice so warrants, but no bank may be treated as “critically undercapitalized” unless its actual capital ratio warrants such treatment.

At each successively lower capital category, an insured bank is subject to increased restrictions on its operations. For example, a bank is generally prohibited from paying management fees to any controlling persons or from making capital distributions if to do so would make the bank “undercapitalized.” Asset growth and branching restrictions apply to undercapitalized banks, which are required to submit written capital restoration plans meeting specified requirements (including a guarantee by the parent holding company, if any). “Significantly undercapitalized” banks are subject to broad regulatory authority, including among other things, capital directives, forced mergers, restrictions on the rates of interest they may pay on deposits, restrictions on asset growth and activities, and prohibitions on paying bonuses or increasing compensation to senior executive officers without FDIC approval. Even more severe restrictions apply to critically undercapitalized banks. Most importantly, except under limited circumstances, not later than 90 days after an insured bank becomes critically undercapitalized, the appropriate federal banking agency is required to appoint a conservator or receiver for the bank.

In addition to measures taken under the prompt corrective action provisions, insured banks may be subject to potential actions by the federal regulators for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the issuance of cease and desist orders, termination of insurance of deposits (in the case of a bank), the imposition of civil money penalties, the issuance of directives to increase capital, formal and informal agreements, or removal and prohibition orders against “institution-affiliated” parties.

Safety and Soundness Standards

The federal banking agencies have also adopted guidelines establishing safety and soundness standards for all insured depository institutions. Those guidelines relate to internal controls, information systems, internal audit systems, loan underwriting and documentation, compensation and interest rate exposure. In general, the standards are designed to assist the federal banking agencies in identifying and addressing problems at insured depository institutions before capital becomes impaired. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to submit a compliance plan and institute enforcement proceedings if an acceptable compliance plan is not submitted.

Premiums for Deposit Insurance

The FDIC regulations implement a risk-based premium system, whereby insured depository institutions are required to pay insurance premiums depending on their risk classification. Under this system, banks are categorized into one of three capital categories (well capitalized, adequately capitalized, and undercapitalized) and one of three supervisory categories based on federal regulatory evaluations. The three supervisory categories are: financially sound with only a few minor weaknesses (Group A), demonstrates weaknesses that could result in significant deterioration (Group B), and poses a substantial probability of loss (Group C). The capital ratios used by the FDIC to define well capitalized, adequately capitalized and undercapitalized are the same in the FDIC’s prompt corrective action regulations. The current base assessment rates (expressed as cents per $100 of deposits) are summarized as follows:

	Group A	Group B	Group C
Well Capitalized	0	3	17
Adequately Capitalized	3	10	24
Undercapitalized	10	24	27

In addition, to the assessment for deposit insurance, banks must pay an amount, which fluctuates, but in the first quarter of 2006 was 1.32 cents per $100 of insured deposits, towards the retirement of the Financing Corporation bonds issued in the 1980’s to assist in the recovery of the savings and loan industry.

At December 31, 2005 and 2004, the Bank’s insurance category and group was “well capitalized” and “A,” respectively. See the Notes to the Financial Statements for the capital ratios of the Bank at December 31, 2005 and 2004.

Community Reinvestment Act

The Bank is subject to certain requirements and reporting obligations involving Community Reinvestment Act (“CRA”) activities. The CRA generally requires the federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of its local communities, including low and moderate income neighborhoods. The CRA further requires the agencies to take a financial institution’s record of meeting its community credit needs into account when evaluating applications for, among other things, domestic branches, consummating mergers or acquisitions, or holding company formations. In measuring a bank’s compliance with its CRA obligations, the regulators now utilize a performance-based evaluation system which bases CRA ratings on the bank’s actual lending service and investment performance, rather than on the extent to which the institution conducts needs assessments, documents community outreach activities or complies with other procedural requirements. In connection with its assessment of CRA performance, the agencies assign a rating of “outstanding,” “satisfactory,” “needs to improve” or “substantial noncompliance.” The Bank received an “outstanding” rating in its most recent examination, which was July 10, 2000.

Other Consumer Protection Laws and Regulations

The bank regulatory agencies have been increasingly focusing attention on compliance with consumer protection laws and regulations. Examination and enforcement has become intense, and banks have been advised to carefully monitor compliance with various consumer protection laws and their implementing regulations. The federal Interagency Task Force on Fair Lending issued a policy statement on discrimination in home mortgage lending describing three methods that federal agencies will use to prove discrimination: overt evidence of discrimination, evidence of disparate treatment, and evidence of disparate impact. In addition to CRA and fair lending requirements, the Bank will be subject to numerous other federal consumer protection statutes and regulations. Due to heightened regulatory concern related to compliance with consumer protection laws and regulations generally, the Bank may incur substantial compliance costs or be required to expend additional funds for investments in the local communities it serves.

Interstate Banking and Branching

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the “Interstate Banking Act”) regulates the interstate activities of banks and bank holding companies and establishes a framework for nationwide interstate banking and branching. Since June 1, 1997, a bank in one state has generally been permitted to merge with a bank in another state without the need for explicit state law authorization. However, states were given the ability to prohibit interstate mergers with banks in their own state by “opting-out” (enacting state legislation applying equality to all out-of-state banks prohibiting such mergers) prior to June 1, 1997.

Since 1995, adequately capitalized and managed bank holding companies have been permitted to acquire banks located in any state, subject to two exceptions: first, any state may still prohibit bank holding companies from acquiring a bank which is less than five years old; and second, no interstate acquisition can be consummated by a bank holding company if the acquiror would control more then 10% of the deposits held by insured depository institutions nationwide or 30% percent or more of the deposits held by insured depository institutions in any state in which the target bank has branches.

In 1995 California enacted legislation to implement important provisions of the Interstate Banking Act discussed above and to repeal California’s previous interstate banking laws, which were largely preempted by the Interstate Banking Act.

A bank may establish and operate de novo branches in any state in which the bank does not maintain a branch if that state has enacted legislation to expressly permit all out-of-state banks to establish branches in that state. However, California law expressly prohibits an out-of-state bank which does not already have a California branch office from (i) purchasing a branch office of a California bank (as opposed to purchasing the entire bank) and thereby establishing a California branch office or (ii) establishing a de novo branch in California.

The changes effected by the Interstate Banking Act and California laws have increased competition in the environment in which the Bank operates to the extent that out-of-state financial institutions may directly or indirectly enter the Bank’s market areas. It appears that the Interstate Banking Act has contributed to the accelerated consolidation of the banking industry. While many large out-of-state banks have already entered the California market as a result of this legislation, it is not possible to predict the precise impact of this legislation on the Bank and the competitive environment in which it operates.

Financial Modernization Act

Effective March 11, 2000, the Gramm-Leach-Bliley Act, (also known as the “Financial Modernization Act”) enabled full affiliations to occur between banks and securities firms, insurance companies and other financial service providers. This legislation permits bank holding companies to become “financial holding companies” and thereby acquire securities firms and insurance companies and engage in other activities that are financial in nature. A Bank holding company may become a financial holding company if each of its subsidiary banks is “well capitalized” and “well managed” under applicable definitions, and has at least a satisfactory rating under the CRA by filing a declaration that the bank holding company wishes to become a financial holding company.

The Financial Modernization Act defines “financial in nature” to include securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking activities; and activities that the Board has determined to be closely related to banking. A national bank also may engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting, insurance company portfolio investment, real estate development and real estate investment, through a financial subsidiary of the bank, if the bank is well capitalized, well managed and has at least a satisfactory CRA rating. Subsidiary banks of a financial holding company or national banks with financial subsidiaries must continue to be well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions, which could include divestiture of financial subsidiaries. In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank has a CRA rating of satisfactory or better. The Gramm-Leach-Bliley Act also imposes significant requirements on financial institutions with respect to the privacy of customer information, and modifies other existing laws, including those related to community reinvestment.

USA Patriot Act of 2001

The USA Patriot Act of 2001 (the “Patriot Act”) was enacted in October 2001 in response to the terrorist attacks on September 11, 2001. The Patriot Act is intended to strengthen United States law enforcement’s and the intelligence communities’ ability to work cohesively to combat terrorism on a variety of fronts. The impact of the Patriot Act on financial institutions of all kinds has been significant and wide ranging. The Patriot Act substantially enhanced existing anti-money laundering and financial transparency laws, and required appropriate regulatory authorities to adopt rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. Under the Patriot Act, financial institutions are subject to prohibitions regarding specified financial transactions and account relationships, as well as enhanced due diligence and “know your customer” standards in their dealings with foreign financial institutions and foreign customers. For example, the enhanced due diligence policies, procedures, and controls generally require financial institutions to take reasonable steps:

•	to conduct enhanced scrutiny of account relationships to guard against money laundering and report any suspicious transactions;

•	to ascertain the identity of the nominal and beneficial owners of, and the source of funds deposited into, each account as needed to guard against money laundering and report any suspicious transactions;

•	to ascertain for any foreign bank, the shares of which are not publicly traded, the identity of the owners of the foreign bank, and the nature and extent of the ownership interest of each such owner; and

•	to ascertain whether any foreign bank provides correspondent accounts to other foreign banks and, if so, the identity of those foreign banks and related due diligence information.

The Patriot Act also requires all financial institutions to establish anti-money laundering programs, which must include, at minimum:

•	the development of internal policies, procedures, and controls;

•	the designation of a compliance officer;

•	an ongoing employee training program; and

•	an independent audit function to test the programs.

The Bank has adopted comprehensive policies and procedures, and taken all necessary actions, to ensure compliance with all financial transparency and anti-money laundering laws, including the Patriot Act.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 (“SOX”) was enacted to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. SOX generally applies to all companies, both U.S. and non-U.S., that file or are required to file periodic reports under the Securities Exchange Act of 1934, including the Bank.

SOX includes very specific additional disclosure requirements and new corporate governance rules, requires the SEC and securities exchanges to adopt extensive additional disclosure, corporate governance and other related rules and mandates further studies of specified issues by the Securities and Exchange Commission and the Comptroller General. SOX represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees. The Securities and Exchange Commission has promulgated regulations to implement various provisions of SOX, including additional disclosure requirements in periodic filings under the Exchange Act. The Bank has revised its internal policies and Exchange Act disclosures to comply with these new requirements.

The Bank has not experienced any significant difficulties in complying with SOX. However, the Bank expects to incur significant costs in connection with its compliance with Section 404 of SOX, which requires management to undertake an assessment of the adequacy and effectiveness of the Bank’s internal controls over financial reporting and would require the Bank’s auditors to attest to, and report on, management’s assessment and the operating effectiveness of these controls. Section 404 is currently proposed to become effective for companies like the Bank that are not accelerated SEC filers for the company’s first fiscal year ending on or after July 15, 2007.

Other Pending and Proposed Legislation

Other legislative and regulatory initiatives, which could affect the Bank and the banking industry in general, are pending and additional initiatives may be proposed or introduced before the United States Congress, the California legislature and other governmental bodies in the future. Such proposals, if enacted, may further alter the structure, regulation and competitive relationship among financial institutions, and may subject the Bank to increased regulation, disclosure and reporting requirements. In addition, the various banking regulatory agencies often adopt new rules and regulations to implement and enforce existing legislation. It cannot be predicted whether, or in what form, any such legislation or regulations may be enacted or the extent to which the business of the Bank would be affected thereby.

RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this annual report on Form 10-KSB. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial also may impair our business. If any of the events described in the following risk factors occur, our business, results of operations and financial condition could be materially adversely affected. In addition, the trading price of our common stock could decline due to any of the events described in these risks.

Poor Economic Conditions in Our Market Areas May Cause Us to Suffer Higher Default Rates on Our Loans

A substantial majority of the Bank’s assets and deposits are generated in the Coachella Valley in Southern California. As a result, poor economic conditions in the Coachella Valley may cause us to incur losses associated with higher default rates and decreased collateral values in the Bank’s loan portfolio. Economic activity slowed significantly immediately following the September 11, 2001 terrorist attacks and was negatively impacted by high levels of unemployment. In addition, in the early 1990s, the entire state of California experienced an economic recession that resulted in increases in the level of delinquencies and losses for many of the state’s financial institutions. The financial condition of the State of California in general, and in the Coachella Valley in particular, impacts the economic conditions under which the Bank operates. If economic conditions deteriorate, we could incur losses that could have a material adverse effect on the Bank.

Concentrations of Real Estate Loans Could Subject Us to Increased Risks in the Event of a Real Estate Recession or Natural Disaster

At December 31, 2005, 77% of the Bank’s loans are real estate loans, most of which are secured by real property in Southern California. Conditions in the California real estate market would be expected to influence the Bank’s level of non-performing assets. A real estate recession in Southern California, particularly in the Coachella Valley Region, could adversely affect our results of operations. Historically, California has experienced, on occasion, significant natural disasters, including earthquakes, fires and, flooding. The availability of insurance for losses from such catastrophes is limited. The occurrence of one or more of such catastrophes could impair the value of the collateral for the Bank’s real estate secured loans and create slow downs in certain industries in which the Bank lends. These events could adversely affect the Bank. Furthermore, during 2004, real estate prices in Southern California, including the Coachella Valley, rose precipitously. During 2005, while real estate prices in certain segments, such as new construction, continued to rise, price appreciation slowed in other segments such as resales of single family homes and condominiums. Other indicators other than price, such as the inventory of unsold homes and the ratio of sales price to list price, indicate a slowing in the real estate market during 2005. If real estate prices were to fall in Southern California, the security for many of our real estate secured loans could be reduced and we could incur significant losses if borrowers of real estate secured loans defaulted, and the value of our collateral is insufficient to cover our losses.

We May Have Difficulty Managing Our Growth

The Bank’s total assets have increased from $159.9 million at December 31, 2003 to $202.2 million at December 31, 2004 and to $239.2 million at December 31, 2005.

The Bank’s ability to manage its growth will depend primarily on its ability to:

•	monitor and manage expanded operations;

•	control costs;

•	maintain positive customer relations;

•	attract, assimilate and retain additional qualified personnel.

The Bank’s failure to manage its growth effectively would adversely affect the Bank.

The Bank’s Earnings are Subject to Interest Rate Risk

Significant increases in market interest rates, or the perception that an increase may occur, could adversely affect both the Bank’s ability to originate new loans and our ability to grow. Conversely, a decrease in interest rates could result in an acceleration of the prepayment of loans. In addition, changes in market interest rates, or changes in the relationships between short-term and long-term market interest rates, or changes in the relationships between different interest rate indices, could affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income. An increase in market interest rates also could adversely affect the ability of floating-rate borrowers to meet their higher payment obligations. If this occurred, it could cause an increase in non-performing assets and net charge-offs that could adversely affect the Bank’s business.

We Operate in a Competitive Market Dominated by Banks and Other Financial Service Providers, Many of Which Have Lower Cost Structures and Offer More Services

In California generally, and in our primary service area specifically, branches of major banks dominate the commercial banking industry. By virtue of their larger capital base, such institutions have substantially greater lending limits than we do, and perform certain functions for their customers, including trust services and international banking, which we are not equipped to offer directly (but some of which we offer indirectly through correspondent relationships). Many of these banks also operate with economies of scale that result in lower operating costs relative to revenue generated.

We also compete with other financial institutions such as savings and loan associations, credit unions, thrift and loan companies, mortgage companies, securities brokerage companies and insurance companies, and with quasi-financial institutions such as money market funds for deposits and loans. Financial services like ours are increasingly offered over the Internet on a national and international basis, and we compete with providers of these services as well. Ultimately, competition can drive down our interest margins and reduce our profitability. It can also make it more difficult for us to continue to increase the size of our loan and deposit portfolios.

You May Have Difficulty Selling Your Shares in the Future if a More Active Trading Market for the Bank’s Stock Does Not Develop

Although the Bank’s common stock is quoted for trading on the OTC Bulletin Board, trading in our stock has not been extensive and cannot be characterized as amounting to an active trading market. You may have difficulty in selling your shares of common stock if a more active trading market does not develop in the future. The Bank has no current plans to list its shares for quotation on Nasdaq or for trading on an exchange.

Loan Loss Allowance May Not Cover Actual Loans Losses

The Bank maintains an allowance for loan losses at a level which Management believes is adequate to absorb any inherent losses in the loan portfolio. However, changes in economic, operating and other conditions, including changes in interest rates, which are beyond Management’s control, may cause actual loan losses to exceed current allowance estimates. If the actual loan losses exceed the amount provided for, it will have a negative impact on our profitability. In addition, the Comptroller, as part of its supervisory functions, periodically reviews allowance for loan losses. Such agency may require us to increase the provision for loan losses or to recognize further loan losses, based on its judgments, which may be different from those of Management. Any increase in the allowance required by the Comptroller could also hurt our business.

Management attempts to limit the risk that borrowers will fail to repay loans by carefully underwriting the loans. Losses nevertheless occur. The Bank’s accounting records incorporate allowances for estimated loan losses. This estimate is determined by Management in consideration of the following:

•	industry standards;

•	historical experience with our loans;

•	evaluation of current economic conditions;

•	regular reviews of the quality mix and size of the overall loan portfolio;

•	regular reviews of delinquencies; and

•	quality of the collateral underlying our loans.

Loss of a Single Customer, Which is a Principal Shareholder, Could Adversely Affect Our Business

The ACBCI, a principal shareholder of the Bank, and its affiliates, had deposits with the Bank as of December 31, 2005 and 2004 representing approximately 4.2% and 7.1% of the Bank’s total deposits at such dates, respectively. While the Bank has no reason to believe that these deposits would be withdrawn or significantly diminished in the future, such an event in a short-time frame may negatively impact the Bank’s liquidity and decrease its earnings. It is anticipated that securities available for sale as well as the Bank’s credit availability from a number of sources would be sufficient to offset any such liquidity need, although there can be no assurance that this would be the case. See Part II—Item 6—”Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” In addition, the Bank earned approximately $1,204,000 and $979,000 in lease administration fees for the years ended December 31, 2005 and 2004, respectively, with respect to administrative services performed by the Bank for the ACBCI pursuant to an agreement which renews automatically. Although the Bank has no reason to believe that the ACBCI or its affiliate will terminate this agreement, if such agreement should be terminated, this would result in a significant loss of revenues for the Bank. Further, the Bank services twelve ATMs on the premises of the ACBCI or its affiliates for which ATMs the Bank earned net fees of approximately $208,000 and $204,000 for the years ended December 31, 2005 and 2004, respectively. Although the Bank has no reason to believe that the ACBCI or its affiliates would terminate the ATM servicing arrangements it has with the Bank, if such services were terminated, this would result in a significant loss of revenues for the Bank. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Non-Interest Income.”

The Bank Does Not Expect to Pay Cash Dividends in the Future

The Bank currently believes the most effective use of its capital and earnings is to finance the Bank’s growth and operations. For this reason, the Bank currently intends to retain all or a vast majority of its earnings rather than distribute them to the shareholders in the form of dividends. However, while the Bank has not paid a cash dividend to date, it will periodically assess the benefits of doing so. The Bank’s ability to declare a dividend on its common stock will be influenced by, among other things, future earnings, operating and financial conditions, income tax impact, capital requirements and general business conditions, and receipt of regulatory approvals, if then required. See Part II—Item 5. “Market for Common Equity and Related Stockholder Matters—Dividends.”

Loss of Key Personnel Could Adversely Affect Our Business

The Bank’s future success depends in large part upon the continuing contributions of its key management personnel. If the Bank loses the services of one or more key personnel within a short period of time, it could be adversely affected. The Bank’s future success is also dependent upon its continuing ability to attract and retain other highly qualified personnel. Competition for such employees among financial institutions in California is intense. The Bank’s inability to attract and retain additional key officers could adversely affect the Bank. The Bank can provide no assurance that the Bank will be able to retain any of its key officers and employees or attract and retain qualified personnel in the future. The Bank has entered into an employment contract with its President and Chief Executive Officer which currently renews on a year-to-year basis. Additionally, the Bank has entered into salary continuation agreements with each of the President and the Chief Financial Officer of the Bank to encourage retention of these executive officers as well as to provide an incentive to maximize job performance. The Bank has also purchased key man insurance policies on both executive officers in which the Bank would receive a death benefit in the event of the death of one of the above named executive officers.

Item 2. Description of Property

The Bank’s main office, located at 1711 East Palm Canyon Drive, Palm Springs, California 92264, currently houses the Bank’s main office and certain administrative functions. The Bank leases these premises pursuant to a lease which provides for an initial six-year term with two options to renew of six years each. The initial six-year term of the lease expired on June 30, 2004. In December 2003, the Bank exercised its first option to extend this lease for six years or until June 30, 2010.

In 2001, the Bank purchased a parcel of land in Palm Desert and subsequently subdivided it into two parcels. On one parcel, the Bank constructed an 8,000 square foot, free standing, full service banking facility. This new facility was completed June 2004, is located at 74-150 Country Club Drive, Palm Desert, California 92260, and is owned by the Bank. The lease on the former 900 square foot Palm Desert branch expired in 2004 and the facility was relocated to the new location. In addition to personnel servicing deposit needs for banking clients, certain loan, note and mortgage banking personnel were also relocated to the new facility from the Palm Springs branch. On the remaining parcel, plans were approved by the City of Palm Desert for the construction of an approximately 20,000 square foot two story office building. In February 2004, the Bank entered into an agreement to sell the undeveloped parcel and the sale was finalized in May, 2004. During the year ending December 31, 2004, a gain of $95,000 was realized in connection with this sale.

On May 21, 2002, the Bank entered into a lease for 1,660 square feet of office space located at 1729 East Palm Canyon Drive, Suite 200, Palm Springs, California 92264. On July 1, 2003, this lease was amended to include an additional 340 square feet of adjoining office space. This office space is used for administrative services personnel including deposit operations, ATM operations, accounting, finance, information technology, and facilities personnel. This lease provides for an initial three-year term with two six-year renewal options with expiration dates concurrent with the main office lease.

On April 16, 2004, the Bank entered into a lease with the Agua Caliente Development Authority, an affiliate of the ACBCI, a principal shareholder of the Bank, for a new 3,840 square foot, full service branch office, located at 901 East Tahquitz Canyon Way, Palm Springs, California 92262. This lease provides for an initial five year term with two five year renewal options. The initial expiration date of this lease is July 31, 2009. The OCC approved the application for the new branch office on October 12, 2004. This branch commenced operations on January 24, 2005.

The Bank also leases 460 square feet of office space from the Agua Caliente Development Authority where the Bank’s Trust Enforcement Service Activities (“TESA”) personnel perform lease administration activities. This lease is for an initial five year term with two five year renewal options. The initial expiration date of the lease is October 2008. This office is located at 901 East Tahquitz Canyon Way, Palm Springs, CA 92262.

On August 3, 2005, the Bank entered into a lease for 2,948 square feet for a full service branch office in the Desert Business Park located at 77933 Las Montanas Road, Palm Desert, California 92211. This lease provides for an initial ten-year term with two five-year renewal options with expiration dates. The Bank anticipates opening this facility in March 2006. No rental or common area costs were incurred under this lease during 2005.

Current rental payments under the aforementioned leases total $18,800 per month, including common area costs. Annual lease payments were $149,000 for the year ended December 31, 2005.

The Palm Springs main office building is a freestanding facility located in the Smoke Tree Village Shopping Center. This building has interior floor space of approximately 7,200 square feet, and contains a vault, teller windows, drive-through window, safe deposit boxes, night depository and two automated teller machines. The Country Club Drive branch, has interior floor space of approximately 8,000 square feet, and contains a vault, teller windows, drive-through window, safe deposit boxes, night depository and two automated teller machines. The East Tahquitz Canyon Way branch has interior floor space of approximately 3,840 square feet, and contains a vault, teller windows, safe deposit boxes, night depository and an automated teller machine. The Desert Business Park branch has an interior floor space of approximately 2,636 square feet and contains a vault, teller windows, drive-through window, safe deposit boxes, night depository and an automated teller machine. The two adjoining administrative services facilities have a combined interior floor space of approximately 2,000 square feet.

In the opinion of the Bank’s management, the Bank’s properties are adequately covered by insurance.

Item 3. Legal Proceedings

From time to time, the Bank is a party to claims and legal proceedings arising in the ordinary course of business. After taking into consideration information furnished by counsel to the Bank as to the current status of these claims or proceedings to which the Bank is a party, Management is of the opinion that the ultimate aggregate liability represented thereby, if any, will not have a material adverse affect on the financial condition of the Bank.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year ended December 31, 2005.

PART II

Item 5. Market for Common Equity and Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities

To date, there has been only a very limited over-the-counter market for the Bank’s Common Stock, and although the Bank’s Common Stock is not subject to any specific restrictions on transfer (with the exception of stock held by affiliates of the Bank), and a more active trading market for the Common Stock may develop, there can be no assurance that an active trading market will develop in the future, or if developed, that it will be maintained. The Bank’s Common Stock is quoted for trading on the OTC Bulletin Board under the symbol “CYNA.” Management is aware of the following securities dealers which make a market in the Bank’s Common Stock: Crowell Weedon & Co., Los Angeles, California, Hoefer & Arnett, Inc., San Francisco, California, Wedbush Morgan Securities, Inc., Los Angeles, California, Hill, Thompson, Migid & Co., Inc., Jersey City, New Jersey, UBS Capital Markets LP, Jersey City, New Jersey, Pershing Advisor Solutions, LLC, Jersey City, New Jersey, Monroe Securities, Inc., Rochester, New York, Sandler O’Neill & Partners, LP, New York, New York, and Knight Equity Markets, LP, New York, New York (the “Securities Dealers”).

The information in the following table indicates the high and low closing prices and approximate volume of trading for the Common Stock for each quarterly period since January 1, 2004, and is based upon information provided by Commodity Systems, Inc.

Quotations for the Bank’s Common Stock1

Calendar Quarter Ended	High [1]	Low [1]	Approximate Trading Volume[1]
March 31, 2004	$16.78	$14.51	22,284
June 30, 2004	$34.47	$17.46	90,118
September 30, 2004	$27.66	$23.58	24,062
December 31, 2004	$33.56	$24.26	69,088
March 31, 2005	$29.48	$26.53	53,740
June 30, 2005	$27.12	$23.33	46,008
September 30, 2005	$25.75	$23.90	106,365
December 31, 2005	$26.26	$22.86	100,305

[1]	The historical stock price and approximate trading volume has been adjusted to reflect the 5% stock dividends payable to shareholders of record as of May 6, 2005 and December 7, 2005, and a 2 for 1 stock split to shareholders of record as of April 26, 2004.

On March 8, 2006, the “bid” and “asked” quotations for the Common Stock were $26.25 and $27.25, respectively. There were approximately 322 shareholders of record of the Common Stock on March 8, 2006.

Stock Repurchases

The Bank has not made any repurchase of its Common Stock since inception of the Bank.

Dividends and Stock Split

Management of the Bank presently intends to follow a policy of retaining earnings for the purpose of increasing the net worth of the Bank during its early years of operation. Accordingly, it is anticipated that no cash dividends will be declared during the Bank’s development, and no assurance can be given that the Bank’s earnings will permit the payment of dividends of any kind. The future dividend policy of the Bank will be subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, financial condition, liquidity, and general business conditions. In addition, the Bank’s ability to make dividend payments will be subject to statutory and regulatory restrictions and, under certain circumstances, approval of the Comptroller may be required with respect to the issuance of dividends.

Each share of Common Stock is entitled to participate equally in dividends, which are payable when and as declared by the Board of Directors out of funds legally available for that purpose. No national bank may, pursuant to 12 U.S.C. Section 56, pay dividends from its capital; all dividends must be paid out of net profits then on hand, after deducting for expenses including losses and bad debts. The payment of dividends out of net profits of a national bank is further limited by 12 U.S.C. Section 60(a) which prohibits a bank from declaring a dividend on its shares of common stock until the surplus fund equals the amount of capital stock, or if the surplus fund does not equal the amount of capital stock, until one-tenth of the Bank’s net profits of the preceding half-year in the case of quarterly or semiannual dividends, or the preceding two consecutive half-year periods are transferred to the surplus fund before each dividend is declared.

Pursuant to 12 U.S.C. Section 60(b), the approval of the Comptroller shall be required if the total of all dividends declared by the Bank in any calendar year shall exceed the total of its net profits of that year combined with its net profits of the two preceding years, less any required transfers to surplus or a fund for the retirement of any preferred stock. The Comptroller has adopted guidelines which set forth factors which are to be considered by a national bank in determining the payment of dividends. A national bank, in assessing the payment of dividends, is to evaluate the bank’s capital position, its maintenance of an adequate allowance for loan and lease losses, and the need to review or develop a comprehensive capital plan, complete with financial projections, budgets and dividend guidelines. Therefore, the payment of dividends by the Bank is also governed by the Bank’s ability to maintain minimum required capital levels and an adequate allowance for loan and lease losses. Additionally, pursuant to 12 U.S.C. Section 1818(b), the Comptroller may prohibit the payment of any dividend which would constitute an unsafe and unsound banking practice.

The following table sets forth the Bank’s past stock dividends and splits since inception of the Bank.

(dollars in thousands)
Rate	Declaration Date	Record Date	Payment Date	Cash paid in lieu of issuing fraction shares
5%	03/19/02	04/05/02	04/16/02	$1
5%	03/18/03	03/31/03	04/14/03	3
5%	11/18/03	12/05/03	12/19/03	5
2 for 1 split	03/30/04	04/26/04	05/12/04	—
5%	04/19/05	05/06/05	05/24/05	6
5%	11/22/05	12/07/05	12/22/05	4

Item 6. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Statements contained in this report that are not purely historical are forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including the Bank’s expectations, intentions, beliefs or strategies regarding the future. All forward looking statements concerning economic conditions, rates of growth, development plans, rates of income or values as may be included in this report are based on information available to the Bank on the date of this report, and the Bank assumes no obligation to update any such forward looking statements. It is important to note that the Bank’s actual results may differ materially from those in such forward looking statements due to, among other things, fluctuations in interest rates, inflation, government regulations, economic conditions and competitive product and pricing pressures in the geographic and business area in which the Bank conducts its operations.

This discussion presents Management’s analysis of the results of operations and financial condition of the Bank for the years ended December 31, 2005 and 2004. The discussion should be read in conjunction with the financial statements of the Bank and the notes related thereto presented elsewhere herein.

Critical Accounting Policies

The Bank’s accounting policies are integral to understanding the results reported. Accounting policies are described in detail in Note 1 of the Financial Statements. The Bank’s most complex accounting policies require management’s judgment to ascertain the valuation of assets, liabilities, commitments and contingencies. The Bank has established detailed policies and control procedures that are intended to ensure valuation methods are well controlled and applied consistently from period to period. In addition, the policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. The following is a brief description of our current accounting policies involving significant management valuation judgments.

Allowance for Loan Losses

The allowance for loan losses represents management’s best estimate of losses inherent in the existing loan portfolio. The allowance for loan losses is increased by the provision for loan losses charged to expense and reduced by loans charged-off, net of recoveries. The allowance for loan losses is determined based on management’s assessment of several factors: reviews and evaluation of individual loans, changes in the nature and volume of the loan portfolio, current economic conditions and the related impact on specific borrowers and industry groups, historical loan loss experiences and the level of classified and nonperforming loans.

Loans are considered impaired if, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate stipulated in the loan agreement, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral.

Changes in the financial condition of individual borrowers, economic conditions, historical loss experience and the condition of the various markets in which collateral may be sold may all affect the required level of the allowance for loan losses and the associated provision for loan losses.

Securities Available for Sale

The fair value of most securities available for sale is based on quoted market prices. If quoted market prices are not available, fair values are extrapolated from the quoted prices of similar instruments.

Deferred Tax Assets

The Bank generally uses an estimate of future earnings to support its position that the benefit of its deferred tax assets will be realized. If future income should prove nonexistent or less than the amount of the deferred tax assets within the tax years to which they may be applied, the asset may not be realized and the Bank’s net income will be reduced. The Bank’s deferred tax assets are described further in Note 9 of the Financial Statements.

Selected Financial Data

The following table presents selected historical financial information, including per share data. The selected historical financial data as of and for each of the years ended December 31, 2005 and 2004, are derived from the Bank’s audited financial statements and should be read in conjunction with the financial statements of the Bank and the notes thereto which appear elsewhere in this Annual Report and in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The selected financial data as of and for the year ended December 31, 2003 is derived from the Bank’s audited financial statements which are not included in this Annual Report.

Selected Financial Data

(dollars in thousands, except per share amounts)

	As of and for the Years Ended December 31,
	2005	2004	2003
Summary Statement of Operations Data:
Interest income	$14,566	$10,791	$8,576
Interest expense	2,007	1,075	1,088
Net interest income before provision for loan losses	12,559	9,716	7,488
Provision for loan losses	710	691	645
Non-interest income	2,762	2,646	2,368
Non-interest expense	8,418	6,894	6,019
Earnings before income taxes	6,193	4,777	3,192
Net income	3,654	2,829	1,894

Summary Balance Sheet:
Loans receivable, net	171,833	146,707	115,402
Allowance for loan losses	2,939	2,508	1,887
Investment securities	24,702	30,772	14,514
Total assets	239,240	202,157	159,939
Total deposits	218,526	185,769	147,041
Total stockholders’ equity	19,451	15,468	12,193

Per Share Data:
Earnings Per Share
Basic	$1.71	$1.36	$0.92
Diluted	1.60	1.26	0.87
Book value at period end

Selected Financial Ratios:
Return on average equity [1]	20.97%	20.68%	16.71%
Dividend payout ratio	n/a	n/a	n/a
Return on average assets [2]	1.62%	1.44%	1.26%
Net interest margin [3]	6.16%	5.49%	5.44%
Average equity to average assets	7.76%	6.97%	7.53%
Net loans to total deposits at period end	78.6%	79.0%	78.5%

Asset Quality Ratios:
Nonperforming loans to total loans at period end	0.20%	n/a	0.27%
Net charge-offs (recoveries) to average total loans	0.16%	0.05%	0.24%
Allowance for loan losses to total loans at period end	1.70%	1.71%	1.64%
Allowance for loan losses to nonperforming loans	842.1%	n/a	595.3%

[1]	Net income divided by average stockholders’ equity
[2]	Net income divided by average total assets
[3]	Net interest income divided by average interest-earning assets

Overview

The Bank is a nationally chartered banking association which was organized under the laws of the United States on March 6, 1998. The Bank commenced operations on July 10, 1998 upon the granting to it of a national bank charter by the Comptroller. In October 2000, the Bank opened its first branch office in Palm Desert, California, and in January 2005 the Bank opened a second branch office in Palm Springs. In March 2006, the Bank anticipates opening its third branch office in Palm Desert.

During the year ended December 31, 2005, the Bank experienced significant balance sheet growth. Total assets increased to $239.2 million at December 31, 2005 from $202.2 million at December 31, 2004, for an increase of 18.3%. Total loans, net of unearned income and allowance for loan losses increased to $171.8 million at December 31, 2005 from $146.7 million at December 31, 2004, for an increase of 17.1%. Total deposits increased to $218.5 million as of December 31, 2005 from $185.8 million at December 31, 2004, for an increase of 17.6%. For 2005, net income was $3.7 million compared to $2.8 million for the year ended December 31, 2004. Diluted earnings per share were $1.60 and $1.26 for the years ended December 31, 2005 and 2004, respectively. The return on average assets was 1.62% and 1.44% for the years ended December 31, 2005 and 2004, respectively, and the return on average equity for the same period was 20.97% and 20.68%, respectively.

One of the Bank’s primary sources of revenue is net interest income, which is the difference between interest derived from earning assets and interest paid on liabilities obtained to fund those assets. The Bank’s net interest income is affected by changes in the volume of interest-earning assets and interest-bearing liabilities. It is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing liabilities. The Bank also generates non-interest income, including transaction fees, ATM fees, loan related fees, and lease administration fees. The Bank’s non-interest expenses consist primarily of employee compensation and benefits, occupancy and equipment expenses and other operating expenses. Net income is affected by the provision for loan losses. Net income may also be affected by other factors, including general economic and competitive conditions, mergers and acquisitions of other financial institutions within the Bank’s market area, changes in interest rates, government policies and actions of regulatory agencies.

Results of Operations

Net Interest Income and Net Interest Margin

The Bank’s earnings depend largely upon the difference between the income received from its loan portfolio and other interest-earning assets and the interest paid on deposits. The difference is “net interest income.” The net interest income, when expressed as a percentage of average total interest-earning assets, is referred to as the net interest margin. The Bank’s net interest income is affected by the change in the level and the mix of interest-earning assets and interest-bearing liabilities, referred to as volume changes. The Bank’s net interest income is also affected by changes in the yields earned on assets and rates paid on liabilities, referred to as rate changes. Interest rates charged on the Bank’s loans are affected principally by the demand for such loans, the supply of money available for lending purposes and other factors. Those factors are, in turn, affected by general economic conditions and other factors beyond the Bank’s control, such as federal economic policies, the general supply of money in the economy, legislative tax policies, the governmental budgetary matters, and the actions of the FRB.

For the year ended December 31, 2005, the Bank’s net interest income was $12.6 million compared to $9.7 million for the year ended December 31, 2004. The increase in net interest income from 2004 to 2005 was primarily the result of the larger loan portfolio outstanding during 2005 combined with higher interest rates earned on loans and offset by higher interest costs on savings accounts. From 2004 to 2005, net interest income increased by $2.8 million of which $2.2 million was attributable primarily to an increase in interest earning assets and interest bearing liabilities portfolios.

Average net loans were $158.2 million for the year ended December 31, 2005 on which an 8.28% yield was earned compared to average net loans of $130.8 million for the year ended December 31, 2004 on which a 7.45% yield was earned. Average interest-bearing deposits were $122.5 million for the year ended December 31, 2005, resulting in an interest cost of 1.64%. Average interest-bearing deposits were $115.1 million for the year ended December 31, 2004 resulting in an interest cost of 0.93%.

Prime rate and short-term US Treasury rates roses significantly throughout 2004 and 2005. At December 31, 2005, in excess of 90% of the Bank’s loan principal balance outstanding has terms which provide for their interest rates to adjust during the term of the loan. Approximately 90% of the outstanding principal balance of adjustable rate loans is indexed to the Prime Rate. Further, approximately 40% of the interest rates on adjustable rate loans reprice as the rate index changes and another 40% reprices annually. Therefore, as interest rate rose throughout 2004 and 2005, the yield on loans has increased accordingly.

The table on the following page shows the Bank’s average balances of assets, liabilities and shareholders’ equity; the amount of interest income or interest expense; the average yield or rate for each category of interest-earning assets and interest-bearing liabilities; and the net interest spread and the net interest margin for the periods indicated:

Distribution, Yield and Rate Analysis of Net Income

(dollars in thousands)

	Year Ended December 31, 2005			Year Ended December 31, 2004
	Average Balance	Interest Income/ Expense	Annualized Average Rate/Yield	Average Balance	Interest Income/ Expense	Annualized Average Rate/Yield
Assets:
Earning assets:
Net loans [1]	$158,176	$13,092	8.28%	$130,780	$9,747	7.45%
U. S. Treasury bonds	11,402	323	2.83%	2,006	46	2.29%
Securities of U.S. government agencies	9,030	251	2.78%	9,521	320	3.36%
Other securities	11,968	467	3.90%	8,188	316	3.86%
Federal funds sold	13,365	433	3.24%	26,475	362	1.37%

Total interest-earning assets	203,941	14,566	7.14%	176,970	10,791	6.10%
Non-interest earning assets:
Cash and due from banks	14,386			13,941
Premises and equipment, net	4,462			3,470
Other assets	2,393			1,637

Total non-interest earning assets	21,241			19,048

Total assets	$225,182			$196,018

Liabilities and Stockholders’ Equity:
Interest-bearing liabilities:
Money market deposits	$4,731	$31	0.67%	$5,043	$21	0.42%
NOW deposits	8,643	22	0.25%	8,848	16	0.19%
Savings deposits	84,397	1,315	1.56%	83,270	690	0.83%
Time certificates of deposit in denominations of $100,000 or more	17,645	462	2.62%	11,585	217	1.87%
Other time deposits	7,115	177	2.49%	6,344	131	2.06%

Total interest bearing liabilities	122,531	2,007	1.64%	115,090	1,075	0.93%
Non-interest bearing liabilities
Demand deposits	83,843			66,218
Other liabilities	1,335			1,042

Total non-interest bearing liabilities	207,709			182,350
Stockholders’ equity	17,473			13,668

Total liabilities and shareholders’ equity	$225,182			$196,018

Net interest income		$12,559			$9,716
Net interest spread [2]			5.50%			5.17%
Net interest margin [3]			6.16%			5.49%
Net ratio of average interest bearing assets to average interest bearing liabilities			166.4%			153.8%

[1]	Loans are net of the allowance for loan losses, deferred fees and related direct costs.
[2]	Represents the average rate earned on interest-earning assets less the average rate paid on interest-bearing liabilities.
[3]	Represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis of Net Interest Income

The table set forth below presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between (i) the increase or decrease related to changes in balances, and (ii) changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e. changes in volume multiplied by the old rate), and (ii) changes in rate (i.e. changes in rate multiplied by old volume).

Year Ended December 31, 2005 over 2004

Due to Changes in:

(dollars in thousands)

	Volume [1]	Rate [1]	Total
Interest income:
Net loans [2]	$2,190	$1,155	$3,345
U. S. Treasury bonds	263	13	276
Securities of U.S. government agencies	(17)	(53)	(70)
Other securities	148	4	152
Federal funds sold	(244)	316	72

Change in interest income	2,340	1,435	3,775

Interest expense:
NOW deposits	—	6	6
Money market deposits	(1)	11	10
Savings deposits	9	616	625
Time certificates of deposit in denominations of $100,000 or more	139	106	245
Other time deposits	17	29	46

Change in interest expense	164	768	932

Change in net interest income	$2,176	$667	$2,843

[1]	Changes in the interest earned and interest paid due to both the rate and volume have been allocated to the change due to volume and the change due to rate in proportion to the relationship of the absolute dollar amounts of the changes in each.
[2]	Loans are net of the allowance for loan losses, deferred fees and related direct costs.

Year Ended December 31, 2004 and 2003

Due to Changes in:

(dollars in thousands)

	Volume [1]	Rate [1]	Total
Interest income:
Net loans [2]	$2,357	$(229)	$2,128
U. S. Treasury bonds	15	(21)	(6)
Securities of U.S. government agencies	30	(65)	(35)
Other securities	(22)	1	(21)
Federal funds sold	89	60	149

Change in interest income	2,469	(254)	2,215

Interest expense:
NOW deposits	5	(3)	2
Money market deposits	1	(8)	(7)
Savings deposits	142	(136)	6
Time certificates of deposit in denominations of $100,000 or more	37	(48)	(11)
Other time deposits	6	(9)	(3)

Change in interest expense	191	(204)	(13)

Change in net interest income	$2,278	$(50)	$2,228

[1]	Changes in the interest earned and interest paid due to both the rate and volume have been allocated to the change due to volume and the change due to rate in proportion to the relationship of the absolute dollar amounts of the changes in each.
[2]	Loans are net of the allowance for loan losses, deferred fees and related direct costs.

Provision for Loan Losses

For the year ended December 31, 2005, the provision for loan losses was $710,000 and for the year ended December 31, 2004 the provision for loan losses was $691,000. The increase in the provision for loan losses from 2004 to 2005 is attributed to the increase in loans outstanding, an increase in the economic qualitative measurement factor employed in estimating future loan losses and an increase in the factor utilized in estimating future losses.

Provisions to the allowance for loan losses are made monthly, in anticipation of loan losses inherent in the loan portfolio. The monthly provision is calculated on a predetermined formula to ensure adequacy as the portfolio grows. The formula is composed of various components. Allowance factors are utilized in estimating the allowance for loan losses. Allowance factors are based on types of loans and the internal risk classification assigned to loan principal balances that are not adversely classified. For adversely classified loan balances, the calculated allowance amount is determined by specifically reviewing each adversely classified loan. Additionally, an economic adjustment factor is employed to increase the calculated allowance amount in difficult economic times and reduce the calculated allowance amount in good economic times. As higher allowance levels become necessary as a result of this analysis, the allowance for loan losses is increased through the provision for loan losses. See “Financial Condition—Allowance for Loan Losses,” below.

Non-Interest Income

The following table sets forth the various components of the Bank’s non-interest income for the years ended December 31, 2005 and 2004.

Non-Interest Income

(dollars in thousands)

	For the Year Ended December 31,
	2005		2004
	Amount	Percent of Total	Amount	Percent of Total
Service charges and fees on deposit accounts	$508	18%	$475	18%
Loan related fees	472	17%	462	17%
Lease administration fees	1,204	44%	979	37%
ATM processing fees	583	21%	695	26%
Gain (loss) on sale of fixed assets	(5)	0%	93	4%
Loss on sale of investment securities available for sale	—	0%	(58)	-2%

Total	$2,762	100%	$2,646	100%

In October 2002 the Bank assumed the operations of the former office of Trust Enforcement Services Activities (“TESA”) of the ACBCI, which is a principal shareholder and affiliate of the Bank. Services performed by TESA are pursuant to a year-to-year contract with the ACBCI and include (i) real property documenting services with respect to transfers of real property held by individual members of the ACBCI (“Allocated Reservation Land”) and (ii) rental collection services with respect to accounting for lease payments on behalf of landlords with respect to certain Allocated Reservation Land. The lease administration fees collected were $1,204,000 and represent 44% of non-interest income for the year ended December 31, 2005 compared to $979,000 and represents 37% of non-interest income for the year ended December 31, 2004. In conjunction with the assumption of TESA, the Bank acquired six employees. Although the Bank anticipates that its contract with the ACBCI will continue to be renewed and that lease processing fees will continue to be a significant source of non-interest income for the Bank, there can be no assurance that this will be the case.

Twenty-one percent (21%) of non-interest income for the year ended December 31, 2005 was derived from: (i) fees less related costs of providing the Bank’s automated teller machine (“ATM”) network and support services to affiliated and nonaffiliated third parties, (ii) usage fees related to the Bank’s on and offsite ATM’s, and (iii) fees related to the Bank’s debit card activity. ATM related fees for the year ended December 31, 2004 made up 26% of non-interest income. Net fees related to ATM’s serviced for affiliates representing 7.5% and 7.7% of total non-interest income for the years ending December 31, 2005 and 2004, respectively. The loss of one ATM processing client contributed to the decline in ATM related fee revenues from 2004 to 2005. Third-party ATMs are generally located at Native American gaming venues.

Loan related fees are made up of two primary revenue drivers: mortgage banking fees and fees earned on servicing government guaranteed loans. In 2005, mortgage banking fees totaled $409,000 and represented 86.7% of loan related fees and 14.8% of total non-interest income. In 2004, mortgage banking fees totaled $385,000 and represented 83% of loan related fees and 15% of total non-interest income. Fees earned on servicing government guaranteed loans are directly related to the principal balance of such loans serviced. In late 2004, the Bank initiated a program to broker loans under the Indian Home Loan Guarantee Program (“Section 184”). Fees generated under these programs are included in loan related fees. During 2005, $91,000, or approximately 19% of total loan related fees, was generated by Section 184 related fees. During 2004, $15,000 in Section 184 fees was collected.

Eighteen percent (18%) of non-interest income for the years ended December 31, 2005 and 2004, respectively, was derived from fees and charges related to deposit accounts and the associated deposit related services. Fee revenues generated from deposit accounts are made up of two general categories; (i) periodic service fees, such as monthly account maintenance fees, and (ii) fees that relate to transaction volumes, such as the processing insufficient fund activity, stop payment order fees, wire transfer fees, and merchant credit card processing fees. Service charge income on deposit accounts increased as transaction volume and number of accounts grew and to the extent service fees are not waived.

During 2004, a gain of $95,000 was generated as the result of a sale of land owned by the Bank adjacent to the Palm Desert-Country Club branch.

Non-Interest Expense

The following table sets forth non-interest expense for the years ended December 31, 2005 and 2004.

Non-Interest Expense

(dollars in thousands)

	For the Year Ended December 31,
	2005		2004
	Amount	Percent of Total	Amount	Percent of Total
Personnel and benefits	$4,425	52%	$3,621	53%
Occupancy and equipment	1,234	15%	999	14%
Data processing	445	5%	393	6%
Advertising and marketing	369	4%	267	4%
Professional fees	290	3%	191	3%
Deposit products and services	232	3%	169	2%
Printing and supplies	165	2%	157	2%
Loan products and services	157	2%	120	2%
Insurance	86	1%	83	1%
Shareholders and directors	330	4%	303	4%
Telephone	47	1%	35	1%
Other	638	8%	556	8%

Total	$8,418	100%	$6,894	100%

In the year ended December 31, 2005, the Bank incurred $8.4 million in non-interest expenses, which were composed primarily of personnel related costs (52%), occupancy and equipment costs (15%) and data processing costs (5%).

In the year ended December 31, 2004, the Bank incurred $6.9 million in non-interest expenses, which were composed primarily of personnel related costs (53%), occupancy and equipment costs (14%) and data processing costs (6%).

While the composition of non-interest expense categories remained approximately the same from 2004 to 2005, these costs increased by $1,524,000 or 22.1% from year to year. The ratio of non-interest expense to average assets for the years ended December 31, 2005 and 2004 was 3.74% and 3.52%, respectively.

The primary reasons for increases in general and administrative costs relate to servicing the larger loan and deposit portfolios and costs associated with new products and services. Specifically, increases in non-interest expenses can be attributed to:

1)	Personnel additions in 2005 were made to a) support expanded products for Internet banking, Internet bill payment, and ACH products, b) increase the number of loan officers, c) increase the note operations staffing, d) staffing additions related to the new Tahquitz Canyon branch facility which opened in January 2005, and e) additional staffing for regulatory compliance and information technology. Incentive compensation, recruiting costs as well as merit increases and rising costs of employee benefits, such as healthcare, also contributed to increased employee costs.

2)	New facility costs for the new Palm Springs-Tahquitz Canyon branch, which opened in January 2005.

3)	Higher equipment and maintenance costs were associated with providing computer hardware and software for personnel additions, and enhancing information system, security and monitoring capabilities.

4)	Higher professional services costs for consulting, legal and accounting services due to the growth of the Bank.

5)	Higher loan and deposit product costs and marketing costs to promote the Bank and its products and services.

Provision for Income Taxes

For the year ended December 31, 2005, the Bank’s pre-tax income was $6.2 million and its income tax expense was $2.5 million. For the year ended December 31, 2004, the Bank’s pre-tax income was $4.8 million and its income tax expense was $1.9 million. The marginal tax rate for the year ended December 31, 2005 and 2004 is 41.0% and 40.8%, respectively.

The income tax rate used in determining the Bank’s 2005 and 2004 income tax expense is 34% for federal income tax purposes and 7.2% for state income taxes, net of federal tax benefit. As reflected in Note 9 to the Financial Statements, income taxes are the sum of two components, namely, current and deferred income taxes. Generally, current taxes are the result of applying the current tax rate to taxable income. The deferred portion is intended to account for the fact that income on which taxes are paid differs from financial statement pre-tax income because some items of income and expense are recognized in different years for income tax purposes than in the financial statements. These recognition anomalies cause “temporary differences.”

FINANCIAL CONDITION

Loan Portfolio

Net loans outstanding as of December 31, 2005 and 2004 were $171.8 million and $146.7 million, respectively, increasing $25.1 million or 17.1% in 2005. Net loans comprised 71.8% and 72.6% of total assets at December 31, 2005 and 2004, respectively.

Real estate loans comprised the largest portion of the total loan portfolio, and were $135.7 million at December 31, 2005 and $116.4 million at December 31, 2004, representing 77.2% and 77.6%, respectively, of total loans. Real estate loans are extended to finance the construction, purchase, improvement and/or refinance of commercial and residential real estate. The properties may be either owner occupied or held for investment purposes. The Bank adheres to the real estate loan guidelines set forth by the Bank’s internal loan policy. These guidelines include, among other things, review of appraisal values, limitation on loan to value ratio, and minimum cash flow requirements to service debt. A majority of the properties taken as collateral are located in the Coachella Valley. Management anticipates that this category of lending, particularly construction and commercial real estate lending, will continue to make up a majority of the Bank’s loan portfolio in the future.

Commercial loans were $35.6 million at December 31, 2005 representing 20.3% of gross loans and $29.7 million at December 31, 2004, representing 19.8% of gross loans. Commercial loans include term loans and revolving lines of credit. Term loans have typical maturities of three to five years and are extended to finance the purchase of business entities, business equipment, leasehold improvements, or for permanent working capital. Lines of credit, in general, are extended on an annual basis to businesses that need temporary working capital.

Consumer loans, consisting primarily of installment loans, were $4.5 million and $3.9 million at December 31, 2005 and 2004, respectively. Consumer loans represented 2.5% and 2.6% of the gross loan portfolio at December 31, 2005 and 2004, respectively.

The following table sets forth the amount of total loans outstanding in each category as of the dates indicated:

Distribution of Loans

(dollars in thousands)

	Amount Outstanding as of December 31,
	2005	2004	2003	2002	2001
Real Estate:
Construction	$34,947	$31,782	$23,406	$14,093	$17,581
Other	100,731	84,626	66,827	48,845	38,006
Commercial	35,584	29,656	24,060	20,768	16,391
Consumer	4,457	3,921	3,616	3,444	3,163

Gross Loans	$175,719	$149,985	$117,909	$87,150	$75,141

The following table sets forth the percentage distribution of loans in each category as of the dates indicated:

Percentage Composition of Loan Portfolio

(dollars in thousands)

	Amount Outstanding as of December 31,
	2005	2004	2003	2002	2001
Real Estate:
Construction	19.9%	21.2%	19.8%	16.2%	23.4%
Other	57.3%	56.4	56.7	56.0	50.6
Commercial	20.3%	19.8	20.4	23.8	21.8
Consumer	2.5%	2.6	3.1	4.0	4.2

Gross Loans	100.0%	100.0%	100.0%	100.0%	100.0%

Loan balances with an outstanding principal balance of $20.3 million at December 31, 2005 include terms under which a U.S. Federal government agency guarantees a substantial portion of the credit. The primary guarantor of these loans is the Bureau of Indian Affairs. Loan principal balances guaranteed by U. S. Federal government agencies at December 31, 2005 total $18.1 million. Generally, these loans are made to Native American tribes, their economic development authority or similar agency, Native American businesses or to Native American individuals. At year-end 2005, the Bank estimates it has $24.9 million in loan balances outstanding to Native American tribes, agencies, businesses and individuals which represent 14.2% of gross loans.

Off-Balance Sheet Arrangements

During the ordinary course of business, the Bank will provide various forms of credit lines to meet the financing needs of its customers. These commitments to provide credit represent an obligation of the Bank to its customers which is not represented in any form within the balance sheets of the Bank. At December 31, 2005 and 2004, the Bank had $66.3 million and $44.5 million, respectively, of off-balance sheet commitments to fund certain loans. These unfunded commitments are predominately undisbursed construction loan funds. To a lesser extent, unused lines of credit and contingent obligations under standby letters of credit, comprise the remaining amount of off-balance sheet commitments. These commitments represent a credit risk to the Bank.

The effect on the Bank’s revenues, expenses, cash flows and liquidity from the unused portion of the commitments to provide credit cannot be reasonably predicted because there is no guarantee that the lines of credit will ever be used.

For more information regarding the Bank’s off-balance sheet arrangements, see Note 14 to the Financial Statements located elsewhere herein.

The following table shows the maturity distribution and repricing intervals of the Bank’s outstanding loans as of December 31, 2005. In addition, the table shows the distribution of such loans as between those with variable or floating interest rates and those with fixed or predetermined interest rates. Balances of fixed rate loans are displayed in the column representative of the loans’ stated maturity date. Balances for variable rate loans are displayed in the column representative of the loans’ next interest rate change.

Loan Maturities and Repricing Schedule

(dollars in thousands)

	At December 31, 2005
	Within One Year	After One But Within Five Years	After Five Years	Total
Real Estate:
Construction	$34,947	$—	$—	$34,947
Other	52,059	43,791	4,881	100,731
Commercial	32,207	3,100	277	35,584
Consumer	1,338	2,858	261	4,457

Total	$120,551	$49,749	$5,419	$175,719

Loans with variable (floating) interest rates	$118,113	$41,641	$641	$160,395
Loans with predetermined (fixed) interest rates	2,438	8,108	4,778	15,324

Total	$120,551	$49,749	$5,419	$175,719

Non-Performing Assets

Non-performing assets are comprised of loans on non-accrual status, loans restructured where the terms of repayment have been renegotiated resulting in a reduction or deferral of interest or principal, and other real estate owned (“OREO”). Loans are generally placed on non-accrual status when they become 90 days past due unless Management believes the loan is adequately collateralized and in the process of collection. Loans may be restructured by Management when a borrower has experienced some change in financial status, causing an inability to meet the original repayment terms, and where the Bank believes the borrower will eventually overcome those circumstances and repay the loan in full. OREO consists of properties acquired by foreclosure or similar means that Management intends to offer for sale.

Management’s classification of a loan as non-accrual is an indication that there is reasonable doubt as to the full collectibility of principal or interest on the loan; at this point, the Bank stops recognizing income from the interest on the loan and may provide an allowance for uncollected interest that had been accrued but unpaid if it is determined uncollectible or the collateral is inadequate to support such accrued interest amount. These loans may or may not be collateralized, but collection efforts are continuously pursued.

The following table shows non-performing assets as of the dates indicated. Non-performing assets include loans on nonaccrual status and adversely classified loans.

Non-Performing Assets

(dollars in thousands)

	Year Ended December 31,
	2005	2004	2003	2002	2001
Other Real Estate Owned	$—	$—	$—	$—	$—
Nonaccrual Loans 1 & 2	349	—	317	884	934
Loans 90 days or more past due & still accruing	—	—	—	—	—

Total Nonperforming Assets	$349	$—	$317	$884	$934
Adversely Classified Loans: [2]
Substandard
Real Estate	1,824	56	359	1,254	903
Commercial	148	463	228	—	168
Consumer	133	—	81	50	43

Total Substandard	2,105	519	668	1,304	1,114

Doubtful
Real Estate	—	—	—	—	—
Commercial	—	—	—	—	—
Consumer	—	—	—	—	—

Total Doubtful	—	—	—	—	—

Total Adversely Classified Loans	$2,105	$519	$668	$1,304	$1,114

Ratio of adversely classified loans to total loans at period end	1.2%	0.4%	0.6%	1.5%	1.5%
Ratio of allowance for loan losses to non-performing loans	842.1%	n/a	595.3%	113.4%	108.4%

[1]	During the year ended 2005, interest income of $3 was recognized as interest income for cash payments. Additional interest of $12 would have been recorded during the year ended December 31, 2005, if these loans had been in accordance with their original terms and had been outstanding throughout the year.
[2]	At December 31, 2005, the principal balance of nonaccrual loans was $349. There were no nonaccrual loans at December 31, 2004.

At December 31, 2005, the Bank had $349,000 of nonaccrual loans and adversely classified loans increased to $2,105,000 or 1.2% of total loans from $519,000 or 0.4% of total loans at December 31, 2004. At December 31, 2005 and 2004, the Bank had no real estate as the result of foreclosure actions.

Loans adversely classified as substandard are assets which are inadequately protected by the net worth and paying capacity of the borrower or collateral, if any. Generally, these loans have demonstrated a well defined weakness which could result in the Bank sustaining some loss, if the deficiency is not corrected. The Bank’s single largest substandard credit (which represents 70% of all substandard assets) is secured by one single family residential dwelling as collateral, which in Management’s opinion, is sufficient to repay the debt without a loss. The borrower’s payments are current at December 31, 2005 and the borrower has the property listed for sale. The Bank has no assets classified as Doubtful or Loss at year-end 2005 or 2004.

Primary factors contributing to nonaccrual and adversely classified loans include:

1.	Business slow downs or a reduction in the demand for a product or services,

2.	Increased competition for a business’s products and services, and

3.	Material or unforeseen life events of the owners, management or major customers of a business.

In the future, Management anticipates a certain level of problem assets and adversely classified loans as they are an inherent part of the lending process. The Bank’s allowance for loan losses at December 31, 2005 and 2004 was $2,939,000 and $2,508,000, respectively. Additionally, at December 31, 2005 and 2004, the Bank had an $185,000 allowance for unfunded commitments.

Allowance for Loan Losses

The Bank maintains an allowance for loan losses at a level the Bank considers adequate to cover the inherent risk of loss associated with its loan portfolio under prevailing economic conditions. In determining the adequacy of the allowance for loan losses, Management takes into consideration growth trends in the portfolio, examination by financial institution supervisory authorities, prior loan loss experience of the Bank’s Management, concentrations of credit risk, delinquency trends, general economic conditions, the interest rate environment, and internal and external credit reviews.

The Bank assesses the adequacy of the allowance on a monthly basis. This assessment is comprised of: (i) reviewing the adversely classified, delinquent or otherwise questionable loans; (ii) generating an estimate of the loss potential in each such loan; (iii) adding a risk factor for industry, economic or other external factors; and (iv) evaluating the present status and trends of loans.

To determine the adequacy of the allowance for loan losses, Management uses a two-dimensional model that segregates loans into categories with a similar risk profile. Major loan categories include speculative construction and land loans, owner-occupied residential construction loans, residential and commercial real estate loans, commercial loans, and consumer loans. Loan balances are further segregated into outstanding principal balance and unfunded commitment amounts. To address the risk associated with a certain category of loan, Risk Classes are used to identify the level of risk posed by a loan. Risk Classes are (in order from least to greatest risk) Exceptional, Very Good, Satisfactory, Acceptable Watch/Special Mention, Substandard, Doubtful, and Loss. For loans adversely classified (Substandard, Doubtful or Loss), Management determines a specific allowance amount. For loans that are not adversely classified, a Risk Factor is applied to each loan category for each Risk Class. Generally, as the risk of loss increases, the associated Risk Factor increases accordingly. Additionally, qualitative adjustments are made for factors such as trends in volume and terms of loans, experience, ability and depth of lending management and other relevant staff, and national and local economic trends and conditions.

The Bank’s net charge-offs were $279,000 in 2005 and $70,000 in 2004. The increase in 2005 of loan charge-offs was due primarily to the incremental personal bankruptcy filings immediately preceding the October 17, 2005 change in federal bankruptcy laws. The Bank estimates $210,000 of the $279,000 net charge-offs in 2005 may have been accelerated due to this law change. The Bank’s ratio of net loan charge-offs to average total loans was 0.16% and 0.05% for the year ended December 31, 2005 and 2004, respectively.

The process of providing for loan losses involves judgmental discretion, and eventual losses may therefore differ from even the most recent estimates. Due to these limitations, the Bank assumes that there are losses inherent in the current loan portfolio that will be sustained, but have not yet been identified. The Bank therefore attempts to maintain the allowance at an amount sufficient to cover such unknown but inherent losses.

At December 31, 2005, the allowance for loan loss was $2.9 million, compared to $2.5 million at December 31, 2004. The allowance for loan loss increased in 2005 primarily due to the increase in the loan portfolio an anticipation of slower growth or declines in real estate prices and a slowdown or cooling of the local economic market. The ratio of the allowance for loan losses to total loans at December 31, 2005 and 2004 was 1.71%.

There can be no assurance that future economic or other factors will not adversely affect the Bank’s borrowers, or that the Bank’s asset quality may not deteriorate through rapid growth, failure to identify and monitor potential problem loans or for other reasons, thereby causing increases to the allowance.

The table below summarizes, the five years ended December 31, 2005, loan balances at the end of such periods and the daily averages during the periods; changes in the allowance for loan losses arising from loans charged off, recoveries on loans previously charged off, and additions to the allowance which have been charged against earnings, and certain ratios related to the allowance for loan losses:

Allowance for Loan Losses

(dollars in thousands)

	As of or for the Year Ended December 31,
	2005	2004	2003	2002	2001
Balances:
Average total loan balances outstanding during period	$161,805	$133,717	$101,539	$78,700	$67,568
Total loans outstanding at period end	171,833	146,707	115,402	85,189	73,574

Allowance for loan losses
Balance at beginning of period	$2,508	$1,887	$1,479	$1,208	$906
Loan charge offs:
Real Estate - Construction	—	—	—	—	(10)
Real Estate - Other	—	—	—	—	—
Commercial	(296)	(28)	(181)	(168)	(41)
Consumer	(44)	(44)	(58)	(76)	(39)

Total charged off	(340)	(72)	(239)	(244)	(90)
Recoveries:
Real Estate - Construction	—	—	—	—	—
Real Estate - Other	—	—	—	—	—
Commercial		—	—	17	1
Consumer	61	2	2	11	—

Total recoveries	61	2	2	28	1

Net loan charge offs	(279)	(70)	(237)	(216)	(89)
Provision for loan losses	710	691	645	487	391

Balance at end of period	$2,939	$2,508	$1,887	$1,479	$1,208

Ratios:
Net charge-offs to average loans	0.16%	0.05%	0.24%	0.31%	0.13%
Allowance for loan losses to total loans at end of the period	1.71%	1.71%	1.64%	1.74%	1.64%
Net loan charge offs to allowance for loan losses at end of period	9.49%	2.79%	12.56%	14.60%	7.37%
Net loan charge offs to provision for loan losses	39.30%	10.13%	36.74%	44.35%	22.76%

The following table sets forth the assignment of the allowance for loan losses attributable to individual loan categories for the periods indicated. The table also reflects the percentage of loans to the total loan portfolio for each category. These allowance amounts have been calculated using the Bank’s internal loan grading and classification system. The amounts shown are not necessarily indicative of future losses that may occur within particular loan categories.

Assignment of Allowance for Loan Losses

(dollars in thousands)

	as of December 31,
	2005		2004		2003		2002		2001
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
Real Estate Construction	$623	19.9%	$447	21.2%	$256	19.8%	$399	16.2%	$364	23.4%
Real Estate Other	982	57.3%	562	56.4%	461	56.7%	413	56.0%	236	50.6%
Commercial	674	20.3%	664	19.8%	446	20.4%	423	23.8%	210	21.8%
Consumer	98	2.5%	81	2.6%	67	3.1%	63	4.0%	56	4.2%
Other	562	0.0%	754	0.0%	657	0.0%	181	0.0%	342	0.0%

Total allowance	$2,939	100.0%	$2,508	100.0%	$1,887	100.0%	$1,479	100.0%	$1,208	100.0%

The Bank intends to continue to concentrate the majority of its earning assets in loans. In all forms of lending there are inherent risks. The Bank anticipates concentrating the majority of its loan portfolio in commercial and real estate loans. A smaller part of the future anticipated loan portfolio will be represented by installment loans and consumer loans.

While the Bank believes that its underwriting criteria are prudent, outside factors, such as poor economic condition in Southern California or repeats of such events as the recession in Southern California in the early 1990’s, the Los Angeles earthquake of 1994, or the terrorist attack on September 11, 2001, could adversely impact credit quality and could cause deterioration in the Bank’s loan portfolio.

The Bank attempts to mitigate collection problems by supporting its loans by collateral. The Bank also utilizes outside credit review in an effort to maintain loan quality. A loan sample group is reviewed quarterly with new loans and those that are delinquent receiving special attention. The use of this outside service provides the Bank with a fresh look at its lending activities. In addition to the Bank’s internal grading system, loans criticized by this outside review are downgraded with appropriate allowances added if required.

Although Management believes the allowance at December 31, 2005 was adequate to absorb losses from any known and inherent risks in the portfolio, no assurance can be given that economic conditions which adversely affect the Bank’s service areas or other circumstances will not result in increased losses in the loan portfolio in the future.

Investment Portfolio

The Bank’s investment security portfolio consists of obligations of the U.S. Government, U.S. Governmental agencies, mortgage-backed securities, and tax exempt bonds. Interest earning deposits at other financial institutions consists of investments in certificates of deposits.

The total investment portfolio at fair value was $24.7 million and $30.8 million at December 31, 2005 and 2004, respectively. The total investment portfolio as a percentage of total assets represented 11% and 16% at December 31, 2005 and 2004, respectively. Mortgage backed securities repay principal each month. The rate at which principal repayments are received is determined by borrower repayments and prepayments on the loans which represent the underlying collateral of the mortgage backed security. During 2004 and continuing into 2005, the short to mid term interest rate environment generally rose which resulted in an increase in the unrealized loss on available for sale investment securities.

The following table summarizes the book value and market value and distribution of the Bank’s available for sale investment securities as of December 31, 2005, 2004 and 2003:

Investment Security Portfolio

(dollars in thousands)

	Amount Outstanding as of December 31,
	2005		2004		2003
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
U.S. Treasury bonds	$7,954	$7,904	$11,945	$11,922	$1,500	$1,507
Securities of U.S. agencies	9,000	8,831	10,000	9,879	6,994	7,015
Mortgage backed securities	6,648	6,502	8,989	8,971	2,961	3,026
Tax Exempt Bonds	1,491	1,465	—	—	—	—
Mutual funds	—	—	—	—	3,000	2,966

Total security portfolio	$25,093	$24,702	$30,934	$30,772	$14,455	$14,514

A majority of the investment security portfolio of the Bank is invested in fixed rate instruments. Generally, the market value of fixed rate investment securities traditionally increase as interest rates decline and market values of fixed rate investment securities decrease as interest rates rise. In 2004 and 2005, the Federal Reserve Bank’s Open Market Committee raised the target Federal Funds Rate as well as the Discount Rates which resulted in an increase in short term interest rates. The net unrealized loss of the available for sale investment security portfolio, stated as a percentage of amortized cost, was 1.6% at December 31, 2005 compared to an unrealized gain of 0.5% at December 31, 2004.

The following table summarizes the maturity of the Bank’s available for sale investment securities and weighted average yield at December 31, 2005:

Investment Maturities and Repricing Schedule

as of December 31, 2005

(dollars in thousands)

	Within One Year		After One but Within Five Years		After Five but Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury bonds	$7,904	3.71%	$—	—%	$—	—%	$—	—%	$7,904	3.71%
Securities of U.S. agencies	3,958	2.65%	4,873	2.86%	—	—%	—	—%	8,831	2.77%
Mortgage backed securities	2,649	3.99%	1,533	4.55%	2,320	3.63%	—	—%	6,502	3.99%
Tax exempt bonds	—	0.00%	751	3.49%	714	3.66%	—	—%	1,465	3.57%

Total investment securities	$14,511	3.47%	$7,157	3.29%	$3,034	3.64%	$—	—%	$24,702	3.44%

[1]	Balances in the time intervals shown above reflect stated maturity dates for fixed rate instruments and next repricing date for adjustable rate instruments. Certain rate securities have embedded call options that may result in repayment prior to the stated maturity.

Deposits

Total deposits at December 31, 2005 and 2004 were $218.5 million and $185.8 million, respectively. Deposits are the Bank’s primary source of funds. As the Bank’s need for lendable funds grows, dependence on deposits increases. The percentage of total deposits represented by time deposits was 16.2% at December 31, 2005 and 10.1% at December 31, 2004. The average rate paid on time deposits in denominations of $100,000 or more for the years ended December 31, 2005 and 2004 was 2.62% and 1.87%, respectively.

Deposits from Native American tribes, their related entities, Native American owned businesses and individuals represent approximately $22.6 million, or 10.4% of total deposits, at December 31, 2005.

The following tables summarize the distribution of average daily deposits and the average daily rates paid for the years ended December 31, 2005, 2004 and 2003.

Average Deposits

(dollars in thousands)

	For the Year Ended December 31,
	2005		2004		2003
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Demand, Non-interest bearing	$83,843	0.00%	$66,218	0.00%	$44,193	0.00%
Money market	4,731	0.67%	5,043	0.42%	4,902	0.57%
NOW	8,643	0.25%	8,848	0.19%	6,216	0.23%
Savings	84,397	1.56%	83,270	0.83%	67,613	1.01%
Time certificates of deposit in denominations of $100,000 or more	17,645	2.62%	11,585	1.87%	9,828	2.32%
Other time deposits	7,115	2.49%	6,344	2.06%	6,075	2.20%

Total deposits	$206,374	0.97%	$181,308	0.59%	$138,827	0.78%

The scheduled maturities of the Bank’s time deposits in denominations of $100,000 or greater at December 31, 2005 are as follows:

Maturities of Time Deposits of $100,000 or More

(dollars in thousands)

As of December 31, 2005
Three months or less	$12,143
Three months through six months	5,694
Over six months through twelve months	5,275
Over twelve months	4,277

Total	$27,389

As of December 31, 2005, seventy-seven percent (77%) of time deposits are in denominations of $100,000 or greater.

Information concerning the average balance and average rates paid on deposits by deposit type for the past two years is contained in the Distribution, Yield and Rate Analysis table.

Interest Rate Risk Management

The principal objective of interest rate risk management is to manage the financial components of the Bank’s assets and liabilities so as to optimize net income under varying interest rate environments. The focus of this process (often referred to as “asset/liability management”) is the development, analysis, implementation and monitoring of earnings enhancement strategies that provide stable earnings and capital levels during periods of changing interest rates.

The Bank manages the balance between rate-sensitive assets and rate-sensitive liabilities being repriced in any given period with the objective of stabilizing net interest income during periods of fluctuating interest rates. The Bank considers its rate-sensitive assets to be those which either contain a provision to adjust the interest rate periodically or mature within one year. These assets include certain loans, certain investment securities and federal funds sold. Rate-sensitive liabilities are those which allow for periodic interest rate changes and include time certificates, certain savings and interest-bearing demand deposits. The difference between the aggregate amount of assets and liabilities that are repricing at various time frames is called the interest rate sensitivity “gap.” Generally, if repricing assets exceed repricing liabilities in any given time period the Bank would be deemed to be “asset–sensitive” for that period. If repricing liabilities exceed repricing assets in a given time period the Bank would be deemed to be “liability-sensitive” for that period. The Bank intends to seek to maintain a balanced position over the period of one year in which it has no significant asset or liability sensitivity, to ensure net interest margin stability in times of volatile interest rates. This will be accomplished by maintaining a significant level of loans and deposits available for repricing within one year.

At December 31, 2005, the Bank was asset sensitive in the repricing interval to one year with a 9.2% cumulative interest rate sensitivity gap ratio. At December 31, 2004 this gap ratio was negative 8.4%. Generally, the asset sensitive position indicates that net interest income tends to increase as interest rates rise and net interest income tends to decline as interest rates fall. At December 31, 2005, approximately 91% of loans have terms that incorporate variable interest rates compared to 91% at December 31, 2004. Most variable rate loans are indexed to the Prime Rate and loan interest rate adjustments generally occur as the Prime Rate changes. Approximately 29% of all fixed rate loans at December 31, 2005 will mature within twelve months, and 20% will mature after five years.

The investment security portfolio consists primarily of fixed rate instruments with typical average lives of less than three years. Mortgage backed securities generate monthly principal repayments. Additionally, certain agency securities contain options by the agency to call the security or the interest rate automatically increases which may cause repayment prior to scheduled maturity.

On the whole, at December 31, 2005 approximately 68% of interest earning assets will mature or reprice within one year, and approximately 95% of interest bearing liabilities will mature or reprice over the same period.

Liability costs are generally based upon, but are not limited to, U.S. Treasury interest rates and movements and interest rates paid by competitors for similar products.

The change in net interest income may not always follow the general expectations of an “asset-sensitive” or “liability-sensitive” balance sheet during periods of changing interest rates. This possibility results from interest rates earned or paid changing by differing increments and at different time intervals for each type of interest-sensitive asset and liability. The interest rate gaps reported in the tables arise when assets are funded with liabilities having different repricing intervals. Since these gaps are actively managed and change daily as adjustments are made in interest rate views and market outlook, positions at the end of any period may not reflect the Bank’s interest rate sensitivity in subsequent periods. The Bank attempts to balance longer-term economic views against prospects for short-term interest rate changes in all repricing intervals.

The following table sets forth the interest rate sensitivity of the Bank’s interest-earning assets and interest-bearing liabilities as of December 31, 2005 using the interest rate sensitivity gap ratio. For purposes of the following table, an asset or liability is considered rate-sensitive within a specified period when it can be repriced or matures within its contractual terms. Actual payment patterns may differ from contractual payment patterns.

Interest Rate Sensitivity Analysis

as of December 31, 2005

(dollars in thousands)

	Amounts Subject to Repricing Within
	3 months and less	3-12 months	1-5 years	After 5 years	Total
Interest-earning assets
Gross loans	$84,570	$32,122	$46,903	$12,557	$176,152
Certificates of deposit	3,400	—	—	—	3,400
Investments [1]	3,969	10,667	7,157	3,034	24,827
Federal funds sold	13,800	—	—	—	13,800

Total	105,739	42,789	54,060	15,591	218,179

Interest-bearing liabilities
NOW accounts	8,271	—	—	—	8,271
Savings and money market	89,642	—	—	—	89,642
Time deposits of $100,000 or more	12,143	10,969	2,189	2,088	27,389
Other deposits	2,592	2,896	1,480	1,115	8,083

Total	$112,648	$13,865	$3,669	$3,203	$133,385

Interest rate sensitivity gap	$(6,909)	$28,924	$50,391	$12,388	$84,794
Cumulative interest rate sensitivity gap	(6,909)	22,015	72,406	84,794
Cumulative interest rate sensitivity gap ratio (based on total assets)	-2.9%	9.2%	30.3%	35.4%

[1]	Excludes investments in equity securities which has no stated maturity.

Liquidity and Capital Resources

Maintenance of adequate liquidity requires that sufficient resources be available at all times to meet the Bank’s cash flow requirements. Liquidity in a banking institution is required primarily to provide for deposit withdrawals and the credit needs of its customers and to take advantage of investment opportunities as they arise. Liquidity management involves the Bank’s ability to convert assets into cash or cash equivalents without incurring significant loss, and to raise cash or maintain funds without incurring excessive additional cost. The Bank maintains a portion of its funds in cash, deposits in other banks, overnight investments, and loans and securities held for sale. At December 31, 2005 and 2004, the Bank’s liquid assets totaled approximately $55.7 million and $47.7 million, respectively, and its liquidity level, measured as the percentage of liquid assets to total assets, was 23% and 24%, respectively.

The initial source of capital for the Bank since its commencement of operation in July 1998 has been the gross proceeds of $8.0 million received by the Bank from its initial public offering of securities. Total shareholders’ equity was $19.5 million and $15.5 million at December 31, 2005 and 2004, respectively. The primary sources of liquidity are increased deposit accounts, loan repayments, borrowings and the sale of investment securities.

Although the Bank’s primary sources of liquidity include liquid assets and a stable deposit base, the Bank maintains a federal funds line of credit with Pacific Coast Bankers’ Bank, San Francisco, California and

with Union Bank of California, San Francisco. The guideline limit for the fed fund line with Pacific Coast Bankers’ Bank was $1.5 million and with Union Bank of California was $3 million at December 31, 2005. Additionally, the Bank has been approved to borrow from the Discount Window at the Federal Reserve Bank of San Francisco in 2002 and was qualified and accepted for membership with the Federal Home Loan Bank of San Francisco (“FHLB-SF”). Federal Reserve Bank Discount Window borrowings must be collateralized by qualified investment securities or loans. Borrowing from the FHLB-SF must be collateralized by qualified investment securities or loans. The FHLB-SF has approved the Bank to borrow up to 25% of its assets to a term of up to 30 years.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can trigger mandatory and possibly additional discretionary actions by the regulators that, if undertaken, could have a material effect on the Bank’s financial statements and operations. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgment by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios of Total Capital and Tier 1 Capital to total risk-weighted assets and of Tier 1 Capital to average assets. The minimum ratios for capital adequacy are 8% (Total Risk-Based), 4% (Tier 1 Risk-Based) and 4% (Leverage Capital Ratio), respectively. The Bank had Total Risk-Based and Tier 1 Risk-Based capital ratios of 12.60% and 11.34%, respectively, at December 31, 2005 and 11.91% and 10.65%, respectively, as of December 31, 2004. The Bank’s Leverage Capital Ratio (Tier 1 Capital Ratio) was 8.38% at December 31, 2005 and 7.06% at December 31, 2004. (See PART I, Item 1 “Description of Business — Regulation and Supervision — Capital Adequacy Requirements” herein for exact definitions and regulatory capital requirements.) As of December 31, 2005 and 2004, the Bank was “well capitalized”. To be categorized as well capitalized, the Bank must maintain Total Risk-Based, Tier 1 Risk-Based, and Tier 1 Leverage Ratios of at least 10%, 6%, and 5%, respectively.

Impact of Inflation; Seasonality

The primary impact of inflation on the Bank is its effect on interest rates. The Bank’s primary source of income is net interest income, which is affected by changes in interest rates. The Bank attempts to limit the impact of inflation on its net interest margin through management of rate-sensitive assets, including the establishment of periodic interest rate adjustment terms on adjustable rate loans, rate sensitive liabilities and the analysis of interest rate sensitivity. The effect of inflation on premises and equipment as well as non-interest expenses has not been significant since the Bank’s inception.

The Bank’s primary market is geographically located in an area with a significant seasonal population base. The seasonal population gradually grows from November to April and is at its lowest during the summer months June through August. Since the Coachella Valley is a major destination resort and the major industry of the area is tourism, many of the local retail business establishments have a well-defined season. While some of the Bank’s clients, which include retail business establishments, have a season, other clients and lending areas, such as construction lending and commercial real estate lending, do not have a well-defined season. To date, the Bank’s operations have not been significantly impacted by seasonality, however, there can be no assurance that this will continue to be the case.

Item 7. Financial Statements

The following financial statements of the Bank are included in this filing at the pages indicated below:

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 8A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

The Bank’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Bank’s disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) promulgated under the Exchange Act of 1934 as of the end of the period covered by this report (the “Evaluation Date”) have concluded that as of the Evaluation Date, the Bank’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Bank and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which this report was being prepared. Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Changes in Internal Controls

There were no significant changes in the Bank’s internal controls over financial reporting or in other factors in the fourth quarter of 2005 that has materially affected, or is reasonably likely to materially affect, the Bank’s internal controls over financial reporting.

Item 8B. Other Information

Not Applicable

PART III

Item 9. Directors, Executive Officers, Promoters and Control Persons

Code of Ethics

The Bank has adopted a code of conduct applicable to all of its officers, directors and employees, including its principal executive officer, principal financial officer, and principal accounting officers and persons performing similar functions.

Other Information Concerning Directors and Executive Officers

The remainder of the information required by Item 9 will be contained in the Bank’s definitive Proxy Statement for the Bank’s 2006 Annual Meeting of Shareholders which the Bank will file with the Comptroller of the Currency within 120 days after the close of the Bank’s 2005 fiscal year in accordance with SEC Regulation 14A under the Securities Exchange Act of 1934. Such information is incorporated herein by this reference.

Item 10. Executive Compensation

The information required by Item 10 will be contained in the Bank’s definitive Proxy Statement for the Bank’s 2006 Annual Meeting of Shareholders which the Bank will file with the Comptroller of the Currency within 120 days after the close of the Bank’s 2005 fiscal year in accordance with SEC Regulation 14A under the Securities Exchange Act of 1934. Such information is incorporated herein by this reference.

Item 11. Security Ownership by Certain Beneficial Owners and Management and Related Stockholder Matters

Equity Compensation Plan Information

The following table provides information as of December 31, 2005, with respect to options outstanding and available under the Bank’s 1998 and 2000 Stock Option Plans, which are the Bank’s only equity compensation plan other than employee benefit plans meeting the qualification requirements of Section 401(a) of the Internal Revenue Code.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by security holders	236,931	$8.48	51,697

Other Information Concerning Stock Ownership by Certain Beneficial Owners and Management

The remainder of the information required by Item 11 will be contained in the Bank’s definitive Proxy Statement for the Bank’s 2006 Annual Meeting of Shareholders which the Bank will file with the Comptroller of the Currency within 120 days after the close of the Bank’s 2005 fiscal year in accordance with SEC Regulation 14A under the Securities Exchange Act of 1934. Such information is incorporated herein by this reference.

Item 12. Certain Relationships and Related Transactions

The information required by Item 12 will be contained in the Bank’s definitive Proxy Statement for the Bank’s 2006 Annual Meeting of Shareholders which the Bank will file with the Comptroller of the Currency within 120 days after the close of the Bank’s 2005 fiscal year in accordance with SEC Regulation 14A under the Securities Exchange Act of 1934. Such information is incorporated herein by this reference.

Item 13. Exhibits

See index to exhibits.

Item 14. Principal Accountant Fees and Services

The information required by Items 14 will be contained in the Bank’s definitive Proxy Statement for the Bank’s 2006 Annual Meeting of Shareholders which the Bank will file with the Comptroller of the Currency within 120 days after the close of the Bank’s 2005 fiscal year in accordance with SEC Regulation 14A under the Securities Exchange Act of 1934. Such information is incorporated herein by this reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 27, 2006	CANYON NATIONAL BANK

	By:	/s/ Stephen G. Hoffmann
Stephen G. Hoffmann
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Michael D. Harris, Sr. Michael D. Harris, Sr.	Chairman of the Board	March 27, 2006

/s/ Robert M. Fey Robert M. Fey	Vice Chairman of the Board	March 27, 2006

/s/ Stephen G. Hoffmann Stephen G. Hoffmann	Director, President and Chief Executive Officer	March 27, 2006

/s/ Milton W. Jones Milton W. Jones	Secretary and Director	March 27, 2006

/s/ Jonathan J. Wick Jonathan J. Wick	Assistant Secretary, Executive Vice President, Chief Operating Officer and Chief Financial Officer	March 27, 2006

/s/ Mark Benedetti Mark Benedetti	Director	March 27, 2006

/s/ Lynne C. Bushore Lynne C. Bushore	Director	March 27, 2006

/s/ Kipp I. Lyons Kipp I. Lyons	Director	March 27, 2006

/s/ Richard Shalhoub Richard Shalhoub	Director	March 27, 2006

CANYON NATIONAL BANK

DECEMBER 31, 2005 AND 2004

Report of Independent Registered Public Accounting Firm

Board of Directors

Canyon National Bank

Palm Springs, California

We have audited the accompanying balance sheets of Canyon National Bank (the “Bank”) as of December 31, 2005 and 2004, and the related statements of operations, comprehensive income, changes in stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Canyon National Bank as of December 31, 2005 and 2004, and the results of its operations, changes in its stockholders’ equity, and its cash flows for each of the two years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/

Rancho Cucamonga, California
January 6, 2006

CANYON NATIONAL BANK

BALANCE SHEETS

DECEMBER 31, 2005 AND 2004

(Dollars in thousands)

	2005	2004
Assets
Cash and cash equivalents	$27,576	$16,637
Interest-bearing deposits in other financial institutions	3,400	200
Investment securities available for sale	24,702	30,772
Federal Home Loan Bank, Federal Reserve Bank and Pacific Coast Bankers’ Bank restricted stock, at cost	1,412	1,007
Loans held for sale	782	—
Loans receivable, net	171,833	146,707
Furniture, fixtures and equipment	4,444	4,361
Income tax receivable	69	681
Deferred tax asset	1,384	885
Other assets	3,638	907

Total Assets	$239,240	$202,157

Liabilities and Stockholders’ Equity
Deposits
Demand deposits	$85,142	$70,659
NOW accounts	8,271	8,398
Savings and money market	89,642	87,944
Time certificates of deposit	35,471	18,768

Total Deposits	218,526	185,769

Other liabilities	1,263	920

Total Liabilities	219,789	186,689

Commitments and Contingencies (Note #6 and #14)	—	—

Stockholders’ Equity:
Preferred stock, $5.00 par value; authorized 10,000,000 shares; none issued or outstanding	—	—
Common stock, $2.50 par value; authorized 10,000,000 shares; issued and outstanding 2,160,655 and 1,920,182 shares in 2005 and 2004, respectively.	5,402	4,801
Additional paid-in capital	11,888	6,570
Retained earnings	2,395	4,192
Accumulated other comprehensive loss - unrealized loss on investment securities available for sale net of income tax benefit of $157 and $67 in 2005 and 2004, respectively	(234)	(95)

Total Stockholders’ Equity	19,451	15,468

Total Liabilities and Stockholders’ Equity	$239,240	$202,157

The accompanying notes are an integral part of these financial statements.

CANYON NATIONAL BANK

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(Dollars in thousands, except per share amounts)

	2005	2004
Interest Income
Loans receivable	$13,092	$9,747
Federal funds sold	433	362
Interest bearing deposits in other financial institutions	93	19
Investment securities available for sale	948	663

Total Interest Income	14,566	10,791
Interest Expense
Interest expense on deposits	2,007	1,075

Net Interest Income	12,559	9,716

Provision for loan losses	710	691

Net Interest Income After Provision for Loan Losses	11,849	9,025

Noninterest Income
Service charges and fees	508	475
Loan related fees	472	462
Lease administration fees	1,204	979
Automated teller machine fees	583	695
(Loss) Gain on disposition of fixed assets	(5)	93
Loss on sale of investment securities available for sale	—	(58)

Total Noninterest Income	2,762	2,646

Noninterest Expense
Salaries and employee benefits	4,425	3,621
Occupancy and equipment expenses	1,234	999
Professional fees	290	191
Data processing	445	393
Marketing and advertising expense	369	267
Director and shareholder expense	330	303
Other operating expense	1,325	1,120

Total Noninterest Expense	8,418	6,894

Earnings before income taxes	6,193	4,777

Income tax expense	2,539	1,948

Net earnings	$3,654	$2,829

Earnings Per Share
Basic	$1.71	$1.36

Diluted	$1.60	$1.26

Weighted Average Shares Outstanding
Basic	2,138,338	2,087,712

Diluted	2,278,026	2,244,630

The accompanying notes are an integral part of these financial statements.

CANYON NATIONAL BANK

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(Dollars in thousands)

	2005	2004
Net earnings	$3,654	$2,829

Other comprehensive income:
Unrealized loss on sale of investment securities available for sale, net of related income tax benefit of $91 and $115 for 2005 and 2004, respectively	(139)	(164)

Reclassification of realized loss included in earnings, net of related income tax benefit of $24 for 2004	—	34

Comprehensive Income	$3,515	$2,699

The accompanying notes are an integral part of these financial statements.

CANYON NATIONAL BANK

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(Dollars in thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
	Shares	Amount
Balance, December 31, 2003	939,558	$4,698	$6,097	$35	$1,363	$12,193
2 for 1 stock split	939,558	—	—	—	—	—
Exercise of stock options, including the realization of tax benefits of $ 252	41,066	103	473	—	—	576
Unrealized loss on investment securities available for sale net of related income tax benefit of $115	—	—	—	(164)	—	(164)
Reclassification on realized loss included in earnings, net of tax benefit of $24	—	—	—	34	—	34
Net earnings	—	—	—	—	2,829	2,829

Balance, December 31, 2004	1,920,182	4,801	6,570	(95)	4,192	15,468
Stock dividends	198,716	497	4,944	—	(5,441)	—
Cash paid in lieu of fractional shares		—	—	—	(10)	(10)
Exercise of stock options, including the realization of tax benefits of $276	41,757	104	374	—	—	478
Unrealized loss on investment securities available for sale net of related income tax benefit of $91	—	—	—	(139)	—	(139)
Net earnings	—	—	—	—	3,654	3,654

Balance, December 31, 2005	2,160,655	$5,402	$11,888	$(234)	$2,395	$19,451

The accompanying notes are an integral part of these financial statements.

CANYON NATIONAL BANK

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(Dollars in thousands)

	2005	2004
Operating Activities
Net earnings	$3,654	$2,829
Adjustments to reconcile net earnings to net cash provided by operating activities:
Amortization of deferred loan origination fees and costs	(1,042)	(858)
Depreciation	547	434
Amortization of premiums/discounts on investment securities, net	(140)	(21)
Provision for loan losses	710	691
Provision for unfunded commitment losses	—	10
Loss (gain) on sale of furniture, fixtures and equipment	5	(93)
Loss on sale of investment securities available for sale	—	58
FHLB Dividends	(32)	(18)
Change in loans held for sale	(782)	—
Increase in other assets	(2,731)	(282)
Decrease/(increase) in income tax receivable	612	(429)
(Increase)/decrease in deferred income taxes	(409)	137
Increase in other liabilities	619	205

Net Cash Provided by Operating Activities	1,011	2,663

Investing Activities
Net increase in loans	(24,794)	(31,138)
Purchase of investment securities available for sale	(14,348)	(29,784)
Purchase of FHLB and FRB Stock	(373)	(401)
Proceeds from sale of investment securities available for sale	—	2,942
Principal repayment of investment securities available for sale	2,329	1,827
Proceeds from maturity/call of investment securities available for sale	18,000	8,500
Net change in interest bearing deposits in other financial institutions	(3,200)	(100)
Proceeds from sale of furniture, fixtures and equipment	3	982
Purchases of furniture, fixtures and equipment	(638)	(3,263)

Net Cash Used in Investing Activities	(23,021)	(50,435)

Financing Activities
Net increase in deposits - non certificates of deposit	16,055	35,438
Net increase/(decrease) in time certificates of deposit	16,702	3,290
Cash paid in lieu of fractional shares	(10)	—
Exercise of stock options	202	323

Net Cash Provided by Financing Activities	32,949	39,051

The accompanying notes are an integral part of these financial statements.

CANYON NATIONAL BANK

STATEMENTS OF CASH FLOWS, Continued

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(Dollars in thousands)

	2005	2004
Net Increase (Decrease) in Cash and Cash Equivalents	$10,939	$(8,721)
Cash and Cash Equivalents at Beginning of Year	16,637	25,358

Cash and Cash Equivalents at End of Year	$27,576	$16,637

Supplemental Disclosures of Cash Flow Information:
Interest paid	$1,964	$1,005

Taxes paid	$2,495	$2,215

Non-Cash Investing Activities
Change in unrealized loss on investment securities available for sale	$(230)	$(221)

Non-Cash Financing Activities
Tax benefit of stock options exercised	$276	$252

The accompanying notes are an integral part of these financial statements.

CANYON NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(Dollars in thousands, except per share amounts)

Note #1 - Summary of Significant Accounting Policies

The accounting and reporting policies of Canyon National Bank (the “Bank”) conform to accounting principles generally accepted in the United States of America and to general practices followed by the banking industry. A summary of the significant accounting and reporting policies used in the preparation of the accompanying consolidated financial statements follows:

A.	Nature of Operations

Canyon National Bank is a nationally chartered banking association which was organized under the laws of the United States on March 6, 1998. The Bank commenced operations on July 10, 1998 when it was granted a national bank charter by the Comptroller of the Currency. The Bank is an insured bank under the Federal Deposit Insurance Act and deposits are insured up to the maximum limits prescribed. The Bank provides a full range of banking services to individual and corporate customers primarily located in the Coachella Valley in Southern California and is subject to competition from other financial institutions. The Bank is also regulated by certain federal agencies and undergoes periodic examination by those regulatory authorities.

B.	Segment Reporting

The Bank provides a broad range of loan and deposit products. While the Bank’s chief decision makers monitor the revenue streams of different products, operations are managed and financial performance is evaluated on a Bank-wide basis. Accordingly, all of the Bank operations are considered by management to be aggregated in one reportable operating segment.

C.	Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance may be necessary, based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for losses on loans and foreclosed real estate may change.

CANYON NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(Dollars in thousands, except per share amounts)

Note #1 - Summary of Significant Accounting Policies, Continued

D.	Presentation of Cash Flows

For the purposes of reporting cash flows, cash and cash equivalents include cash, noninterest-earning deposits and federal funds sold. Generally, federal funds are sold for one-day periods.

E.	Cash and Due From Banks

Banking regulations require that all banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank. The Bank complied with the reserve requirements as of December 31, 2005.

The Bank maintains amounts due from banks which exceed federally insured limits. The Bank has not experienced any losses in such accounts.

F.	Investment Securities Available for Sale and Mortgage-backed Securities

Available for sale securities primarily consist of U.S. Treasury, U.S. Agencies, mortgage-backed securities, and mutual funds.

The Bank classifies its investments in securities as “held to maturity” securities, “trading” securities and “available for sale” securities as applicable.

Securities designated as available for sale are recorded at fair value. Changes in the fair value of available for sale securities are reported as an amount in stockholders’ equity net of related income taxes until realized. Gains and losses on the sale of available for sale securities are determined using the specific-identification method. Premiums and discounts are recognized in interest income using the interest method over the securities’ maturity.

The Bank had no securities classified as held to maturity or trading at December 31, 2005 and 2004.

Declines in the fair value of individual available for sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

CANYON NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(Dollars in thousands, except per share amounts)

Note #1 - Summary of Significant Accounting Policies, Continued

G.	Federal Home Loan Bank, Federal Reserve Bank, and Pacific Coast Bankers’ Bank Stock

As a member of both the Federal Home Loan Bank (FHLB) and the Federal Reserve Bank (FRB), the Bank is required to maintain a minimum investment in the stock of each entity. The minimum FHLB investment is calculated as a percentage of aggregate outstanding loans, FHLB advances and other factors. The minimum FRB investment is calculated as a percentage of the Bank’s common stock and surplus, of which one half of the calculated amount is payable up front, with the remaining amount subject to call when deemed necessary by the Board of Governors of the Federal Reserve System. As of December 31, 2005 and 2004, the Bank had purchased stock totaling $1,362 and $957, respectively, from these entities. The ownership of the FHLB and FRB stocks are restricted, lacks a market, and can only be sold at its par value to the issuer.

H.	Loans Held for Sale

Loans originated and intended for sales in the secondary market are carried at the lower of aggregate cost or fair value. Net unrealized losses are recognized through a valuation allowance by charges to net income.

I.	Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

Interest on loans is based on principal amounts outstanding. Discount and premiums on purchased loans are amortized to income using the interest method over the remaining period to contractual maturity.

The accrual of interest on loans is discontinued whenever the loan becomes 90 days past due, unless the loan is both well secured and is in the process of collection. All accrued interest receivable for loans that are placed on nonaccrual, which is determined to be uncollectible, is charged off and reversed against interest income. The amortization of discount and premium is discontinued when loans are placed on nonaccrual.

The Bank charges off loans when the collateral, if any, is deemed inadequate to repay the loan and the borrower’s repayment ability is not reasonably expected.

Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual at an earlier date if the collection of principal or interest is considered doubtful.

The interest on these loans is accounted for on the cash-basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. Interest income is subsequently recognized only to the extent cash payments are received and the principal is deemed collectible.

CANYON NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(Dollars in thousands, except per share amounts)

Note #1 - Summary of Significant Accounting Policies, Continued

J.	Allowance for Loan Losses

The Bank maintains an allowance for loan losses for the inherent risk in the loan portfolio. The allowance is maintained at an amount that management believes adequate to cover estimable and probable loan losses based on a risk analysis of the current portfolio. Additionally, management performs periodic review of the loan portfolio to identify potential problems and to establish impairment allowances if impairment has incurred. Additions to the allowances are charged to operations. The regulatory agencies periodically review the allowance for loan losses and may require the Bank to adjust the allowances based on information available to them at the time of their examination.

The determination of the Bank’s allowance for loan losses is based on estimates that are affected by changes in the regional or national economy and market conditions. The Bank’s management believes, based on economic and market conditions, that the allowance for loan losses is adequate as of December 31, 2005 and 2004. Should there be an economic or market downturn or if market interest rates increase significantly, the Bank could experience a material increase in the level of loan defaults and charge-offs.

K.	Loan Origination Fees and Costs

Loan origination fees and certain direct loan origination costs are deferred and amortized to interest income as an adjustment to yield over the respective lives of the loans using the interest method.

L.	Furniture, Fixtures and Equipment

Land is carried at cost. Furniture, fixtures and equipment are stated at cost, net of accumulated depreciation which is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the term of the lease, using the contractual lease term adjusted for expected renewal provisions specified in the lease, or the life of the asset. Total depreciation and amortization expense for the period ended December 31, 2005 and 2004 was approximately $547 and $434, respectively.

M.	Income Taxes

The Bank uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

N.	Advertising Costs

The Bank expenses the cost of advertising in the period incurred.

CANYON NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(Dollars in thousands, except per share amounts)

Note #1 - Summary of Significant Accounting Policies, Continued

O.	Risks Associated with Financial Instruments

The credit risk of a financial instrument is the possibility that a loss may result from the failure of another party to perform in accordance with the terms of the contract. The most significant credit risk associated with the Bank’s financial instruments is concentrated in its loans receivable. The Bank has established a system for monitoring the level of credit risk in its loan portfolio.

The market risk of a financial instrument is the possibility that future changes in market prices may reduce the value of a financial instrument. The Bank’s market risk is concentrated in its portfolio of loans receivable. When a borrower fails to meet the contractual requirements of the loan agreement, the Bank is subject to the market risk of the collateral securing the loan, if any. Likewise, the Bank is subject to the volatility of real estate prices with respect to real estate acquired by foreclosure. The Bank’s investment securities available for sale are traded in active markets. The value of these securities is susceptible to the fluctuations of the market.

P.	Interest Rate Risk

Financial instruments are subject to interest rate risk to the extent that they report on a frequency, degree or basis that varies from market pricing. The Bank is subject to interest rate risk to the degree that its interest-earning assets reprice on a different frequency or schedule than its interest-bearing liabilities. A majority of the Bank’s loans receivable reprice based on the prime rate. The Bank closely monitors the pricing sensitivity of its financial instruments.

Q.	Concentration of Credit Risk

Concentrations of credit risk would exist for groups of borrowers when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The ability of the Bank’s borrowers to repay their commitments is contingent on several factors, including the economic conditions in the borrowers’ geographic area and the individual financial condition of the borrowers. The Bank’s lending activities are primarily concentrated in the Coachella Valley in Southern California. The Bank does not have significant exposure to any individual customer.

R.	Comprehensive Income

Beginning in 1998, the Bank adopted SFAS No. 130, “Reporting Comprehensive Income,” which requires disclosure of comprehensive income and its components. Changes in unrealized gains (losses) on available for sale securities, net of income taxes, are the only component of accumulated other comprehensive income for the Bank.

S.	Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit as described in Note 14. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

CANYON NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(Dollars in thousands, except per share amounts)

Note #1 - Summary of Significant Accounting Policies, Continued

T.	Earnings Per Shares (EPS)

Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then share in the earnings of the entity.

U.	Stock-Based Compensation

SFAS No. 123, “Accounting for Stock-Based Compensation,” encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Bank accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Bank’s stock at the date of the grant over the amount an employee must pay to acquire the stock.

Had compensation cost for the Bank’s stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Bank’s net income and earnings per share would have been reduced to the pro forma amount indicated on the following page:

	2005	2004
Net income:
As reported	$3,654	$2,829
Stock-based compensation using the intrinsic value method	—	—
Stock-based compensation that would have been reported using the fair value method of SFAS 123	(163)	(175)

Pro forma net income	$3,491	$2,654

Basic earnings per share:
As reported	$1.71	$1.36
Pro forma	1.63	1.27

Diluted earnings per share:
As reported	$1.60	$1.26
Pro forma	1.53	1.18

V.	Reclassifications

Certain reclassifications were made to prior year presentations to conform to the current year. These reclassifications are of a normal recurring nature.

CANYON NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(Dollars in thousands, except per share amounts)

Note #1 - Summary of Significant Accounting Policies, Continued

W.	Disclosure about Fair Value of Financial Instruments

SFAS No. 107 specifies the disclosure of the estimated fair value of financial instruments. The Bank’s estimated fair value amounts have been determined by the Bank using available market information and appropriate valuation methodologies.

However, considerable judgment is required to develop the estimates of fair value. Accordingly, the estimates are not necessarily indicative of the amounts the Bank could have realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since the balance sheet date and, therefore, current estimates of fair value may differ significantly from the amounts presented in the accompanying notes.

X.	Recent Accounting Pronouncements

In December 2004, FASB issued FASB Statement No. 123(R) “Share-Based Payment” (“SFAS No. 123(R)”), which is a revision to SFAS No.123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), and addresses the accounting for transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. This statement eliminates the ability to account for share-based compensation transactions using APB No. 25, and generally would require instead that such transactions be accounted for using a fair-value-based method. The new standard will be effective for the Bank in the first interim or annual reporting period after December 15, 2005. The Bank is in the process of determining the impact that the adoption of SFAS No. 123(R) will have on the financial condition or operating results of the Bank.

Note #2 - Cash and Cash Equivalents

For purposes of reporting cash flows, the Bank considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents as of December 31, 2005 and 2004 include the following:

	2005	2004
Cash and due from banks	$13,776	$7,037
Federal funds sold	13,800	9,600

Total	$27,576	$16,637

Generally, federal funds are purchased and sold for one-day periods.

The Federal Reserve Bank requires the Bank to maintain average deposits of $25 at December 31, 2005 and 2004. At December 31, 2005 and 2004, the Bank had deposits with the Federal Reserve Bank amounting to approximately $3,369 and $2,080, respectively.

CANYON NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(Dollars in thousands, except per share amounts)

Note #3 - Earnings Per Share

The Bank is required to report both basic and diluted net earnings per share. Basic net earnings per share is determined by dividing net earnings by the average number of shares of common stock outstanding, while diluted net earnings per share is determined by dividing net earnings by the average number of shares of common stock outstanding adjusted for the dilutive effect of common stock equivalents.

	Year ended December 31,
	2005	2004
Numerator:
Numerator for basic and diluted earnings per share - net earnings	$3,654	$2,829

Denominator:
Denominator for basic earnings per share - weighted average number of common shares outstanding during the period	2,138,338	2,087,712
Incremental common shares attributable to stock options	139,688	156,918

Denominator for diluted earnings per share	2,278,026	2,244,630

Basic earnings per share	$1.71	$1.36

Diluted earnings per share	$1.60	$1.26

CANYON NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(Dollars in thousands, except per share amounts)

Note #4 - Investment Securities Available for Sale

The amortized cost and approximate market values of investment securities available for sale are summarized as follows:

	December 31, 2005
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. Treasury securities	$7,954	$—	$50	$7,904
U.S. Agencies	9,000		$169	8,831
Mortgage backed securities	6,648	3	149	6,502
Tax Exempt Bonds	1,491	—	26	1,465

	$25,093	$3	$394	$24,702

	December 31, 2004
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. Treasury securities	$11,945	$—	$23	$11,922
U.S. Agencies	10,000	1	$122	9,879
Mortgage backed securities	8,989	37	55	8,971

	$30,934	$38	$200	$30,772

The amortized cost and fair values of investment securities available for sale at December 31, 2005, by stated maturities are shown below. Stated maturities may differ from actual maturities because certain instruments may have the right to call or prepay an obligation.

	Amortized Cost	Fair Value
Due within one year	$11,954	$11,861
Due from one year to five years	5,270	5,140
Due from five years to ten years	628	620
Due greater than ten years	593	579
Mortgage-backed securities	6,648	6,502

	$25,093	$24,702

Proceeds from sales of investment securities available for sale were $2,942 during 2004. Gross losses on the sale of investment securities available for sale were $58 in 2004. No investments were sold in 2005. Accrued interest on investments was $120 and $125 at December 31, 2005 and 2004, respectively, and is included in other assets.

CANYON NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(Dollars in thousands, except per share amounts)

Note #4 - Investment Securities Available for Sale, Continued

Securities having a carrying value and a fair value of approximately $4,873 and $3,934 at December 31, 2005 and 2004, respectively, were pledged to secure public deposits, borrowings from the Federal Home Loan Bank of San Francisco, and for other purposes as required by law.

Investment securities with gross unrealized losses at December 31, 2005 and 2004, aggregated by investment category and length of time that individual securities have been in a continuous loss position is as follows:

	December 31, 2005
	Less than 12 months		12 months or longer		Total
	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
U.S. Treasury securities	$8	$4,947	$41	$2,957	$49	$7,904
U.S. Agencies	—	—	169	8,831	169	8,831
Mortgage backed securities	12	837	137	4,956	149	5,793
Tax Exempt Bonds	27	1,465	—	—	27	1,465

	$47	$7,249	$347	$16,744	$394	$23,993

	December 31, 2004
	Less than 12 months		12 months or longer		Total
	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
U.S. Treasury securities	$23	$11,922	$—	$—	$23	$11,922
U.S. Agencies	95	7,905	27	973	122	8,878
Mortgage backed securities	55	6,518	—	—	55	6,518
Tax Exempt Bonds	—	—	—	—	—	—

	$173	$26,345	$27	$973	$200	$27,318

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis and more frequently when economic or market concerns warrant such evaluation. Consideration is given to: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for an anticipated recovery in fair value.

At December 31, 2005, the Bank has thirteen debt instruments and mortgage backed securities with aggregated depreciation of 2% from the amortized cost. The securities are guaranteed by the U. S. Government, its agencies or are general obligations of political subdivisions such as cities or school districts. The Bank has the ability to hold these securities until maturity or for the foreseeable future and no declines are deemed to be other-than-temporary.

CANYON NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(Dollars in thousands, except per share amounts)

Note #5 - Loans Receivable, Net

Loans receivable are summarized as follows:

	December 31
	2005	2004
Real estate construction	$34,947	$31,782
Real estate	100,731	84,626
Commercial	35,584	29,656
Consumer	4,457	3,921

Loans receivable	175,719	149,985

Allowances for loan losses	(2,939)	(2,508)
Net deferred loan origination fees and costs	(947)	(770)

Loans receivable, net	$171,833	$146,707

Loans held for sale	$782	$—

Accrued interest receivable related to loans outstanding at December 31, 2005 and 2004 totaled $1,083 and $569, respectively, and is included in other assets in the balance sheets.

Loans serviced for others are not included in the accompanying balance sheets. The unpaid principal balances of loans serviced for others totaled $8,127 and $5,048 as of December 31, 2005 and 2004, respectively.

A summary of transactions in the allowance for loan losses follows:

	Year ended December 31
	2005	2004
Beginning balance	$2,508	$1,887
Provision for loan losses	710	691
Charge-offs	(340)	(72)
Recoveries	61	2

Balance at end of year	$2,939	$2,508

CANYON NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(Dollars in thousands, except per share amounts)

Note #5 - Loans Receivable, Net, Continued

Generally, the accrual of income is discontinued when the full collection of principal or interest is in doubt, or when the payment of principal or interest has become contractually 90 days past due, unless the obligation is both well secured and is in the process of collection. At December 31, 2005, loans with a principal balance of $349 were placed on nonaccrual and classified as impaired. During 2005, $12 of interest income was forgone due to loans placed on nonaccrual status. At December 31, 2004, no loans were placed on nonaccrual status, and during 2004, no interest income was forgone due to loans placed on nonaccrual status. No additional funds are committed to be advanced in connection with impaired loans.

The following is a summary of the investment in impaired loans, the related allowance for loan losses and income recognized thereon as of December 31:

	2005	2004
Impaired loans with a valuation allowance	$349	$—
Impaired loans without a valuation allowance	—	—

Total impaired loans	$349	$—

Valuation allowance related to impaired loans	$178	$—

Average recorded investment in impaired loans	$70	$—

Cash receipts applied to reduce principal balance	$163	$—

Interest income recognized for cash payments	$3	$—

The provisions of SFAS No. 114 and SFAS No. 118 permit the valuation allowance reported above to be determined on a loan-by-loan basis or by aggregating loans with similar risk characteristics. Because the loans currently identified as impaired have unique risk characteristics, the valuation allowance was determined on a loan-by-loan basis.

At December 31, 2005 and 2004, the Bank had no loans past due 90 days or more in interest or principal and still accruing interest.

At December 31, 2005, the Bank had no loans classified as troubled debt restructurings.

CANYON NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(Dollars in thousands, except per share amounts)

Note #5 - Loans Receivable, Net, Continued

As part of its normal banking activities, the Bank has extended credit to a major stockholder, directors, officers and/or companies in which they have an interest. In the opinion of management, all such transactions are on terms similar to those of transactions with nonaffiliated parties. A summary of related party loan activity follows:

	2005	2004
Balance at beginning of year	$335	$622
New loans	1,978	287
Other credit granted	—	—
Repayments	(439)	(574)

Balance at end of year	$1,874	$335

The above loans do not include amounts for future commitments to disburse funds under the terms and conditions of loans granted to affiliates, which may result from construction loans or lines of credit. At December 31, 2005, the undisbursed commitment amount for loans to affiliates was $258.

Note #6 - Furniture, Fixtures and Equipment

The following table presents the components of furniture, fixtures and equipment at December 31, 2005 and 2004:

	2005	2004
Furniture and equipment	$2,191	$1,741
Building	1,466	1,466
Land improvements	573	583
Leasehold improvements	1,061	689
Computer software	464	433
Automobiles	40	40

	5,795	4,952
Less accumulated depreciation and amortization	1,789	1,314

	4,006	3,638
Construction in progress	113	398
Land	325	325

	$4,444	$4,361

In 2005, the Bank opened its third branch banking facility.

CANYON NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(Dollars in thousands, except per share amounts)

Note #6 - Furniture, Fixtures and Equipment, Continued

In 2004, the Bank completed development of a parcel of land and constructed and opened a new 8,000 square foot branch banking facility located in Palm Desert, CA. Additionally, the Bank sold in 2004 an adjacent parcel of improved real estate for $950 and realized a gain of $95 on the sale.

At December 31, 2005, the Bank was in process of developing its fourth branch banking facility.

The Bank leases certain facilities under operating leases with an affiliate of a major stockholder. Payments made to the affiliate under these leases were $88 and $31 for the years ended December 31, 2005 and 2004, respectively. The terms of this lease are no more favorable than would have been negotiated with an unaffiliated third party.

The Bank leases certain facilities under non-cancelable operating leases. The original terms of the leases range from three to six years. The leases contain options to extend for periods to twelve years. The cost of the remaining unexercised options to extend has not been included in the following schedule. Rent expense for the years ended December 31, 2005 and 2004, under these lease agreements was $149 and $191, respectively. Minimum non-cancelable future lease payments at December 31, 2005 are as follows:

2006	$304
2007	324
2008	327
2009	286
2010	164
Thereafter	15

$1,420

Note #7 - Deposits

The aggregate amounts of time certificates of deposit exceeding $100 were $27,389 and $12,479 at December 31, 2005 and 2004, respectively.

At December 31, 2005, the scheduled maturities of time certificates of deposit are as follows:

2006	$23,112
2007	1,421
2008	768
2009	1,120
2010	968

$27,389

CANYON NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(Dollars in thousands, except per share amounts)

Note #7 - Deposits, Continued

Interest expense on deposits is summarized as follows:

	Year ended December 31,
	2005	2004
Now accounts	$22	$17
Savings and money market	1,346	711
Time certificate of deposits	639	347

	$2,007	$1,075

As part of its normal banking activities, the Bank has deposit relationships with various directors, major shareholder, officers and/or companies in which they have an interest. In the opinion of management, all such deposits are on terms similar to those with nonaffiliated parties. Total deposits to related parties at December 31, 2005 and 2004 were $16,227 and $25,546, respectively.

Note #8 – Borrowings

To manage liquidity, the Bank has unsecured Federal Funds purchased lines of credit outstanding with two correspondent banks. The terms and conditions of the credit facilities allow the Bank to borrow funds, for short periods of time, and are subject to the availability of funds from the correspondent bank. The combined maximum limit for the unsecured Federal Funds purchased lines of credit at December 31, 2005 and 2004 is $4.5 million.

The Bank is also a member of the Federal Home Loan Bank of San Francisco (“FHLB-SF”). FHLB-SF has underwritten the Bank to allow for a maximum borrowing limit of 25% of assets with terms to 360 months, subject to certain terms and conditions and require sufficient collateral be pledged. Collateral pledged can be in the form of qualified loans or qualified investment securities. At December 31, 2005 and 2004, the Bank’s borrowing limit from the FHLB-SF is $59,810 and $50,552, respectively. The Bank had no outstanding borrowings at December 31, 2005 and 2004.

CANYON NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(Dollars in thousands, except per share amounts)

Note #9 - Income Taxes

The components of income taxes consist of the following:

	Year Ended December 31,
	2005	2004
Current:
Federal	$2,236	$1,611
State	712	474

	2,948	2,085

Deferred:
Federal	(102)	(136)
State	(307)	(1)

	(409)	(137)

Income tax expense	$2,539	$1,948

A reconciliation of expected tax benefit computed using the applicable federal income tax rate of 34% to taxes actually provided is set forth below:

	Year Ended December 31,
	2005		2004
	Amount	Percent	Amount	Percent
Income taxes at federal rate	$2,106	34.0	$1,626	34.0
California franchise tax, net of federal income tax benefit	443	7.2	342	7.2
Other	(10)	(0.2)	(20)	(0.4)

	$2,539	41.0	$1,948	40.8

CANYON NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(Dollars in thousands, except per share amounts)

Note #9 - Income Taxes, Continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2005 and 2004 are as follows:

	2005	2004
Deferred tax asset:
Investment securities available for sale	$157	$67
Allowance for loan losses	1,130	956
Accruals	404	350
Other assets and liabilities	181	—

Net deferred tax asset	1,872	1,373

Deferred tax liability:
Depreciation	217	270
Loan origination costs	161	154
Other assets and liabilities	110	64

Net deferred tax liability	488	488

Net deferred taxes	$1,384	$885

In determining the possible future realization of deferred tax assets and liabilities, future taxable income from the following sources will be taken into account: (a) the reversal of taxable temporary differences, (b) future operations exclusive of reversing temporary differences and (c) tax planning strategies that, if necessary, would be implemented to accelerate taxable income into years in which net operating losses might otherwise expire. As of December 31, 2005 and 2004, there was no valuation allowance against deferred tax assets, as management determined that it was more likely than not that the net deferred tax asset will be realized.

Note #10 - Employee Benefit Plans

In 1998, the Bank’s stockholders adopted the 1998 Stock Option Plan (the 1998 Plan) whereby the Board of Directors may grant incentive and nonqualified stock options to full-time salaried officers and employees at not less than the fair market value of the Bank’s stock at the date of grant. A total of 142,944 shares are available for option under the 1998 Plan. In 2000, the Bank’s stockholders adopted the 2000 Stock Option Plan (the 2000 Plan) whereby the Board of Directors may grant incentive and/or nonqualified stock options to directors, full-time officers and employees at not less than the fair market value of the Bank’s stock at the date of grant. A total of 256,467 shares are available for option under the 2000 Plan. Under the terms of the Plans, options may be granted for a term of up to ten years from the date of grant, and may be exercised immediately or over a vesting period established by the Board of Directors at the time of the grant.

The fair value of each option grant is estimated on the date of the grant using Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2005: dividend yield of 0%; expected volatility of 25%; risk-free interest rate of 3.88% and expected average lives of 8 years. Assumptions used for grants in 2004: dividend yield of 0%; expected volatility of 26%; risk-free interest rate of 4.47% and expected average lives of 8 years.

CANYON NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(Dollars in thousands, except per share amounts)

Note #10 - Employee Benefit Plans, Continued

Stock option activity for the Plans is as follows:

	2005		2004
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding, Beginning of Year	253,898	$6.13	280,963	$4.59
Granted	30,220	24.05	22,436	28.12
Cancelled	(3,142)	22.66	(4,226)	9.94
Exercised	(44,045)	4.61	(45,275)	7.14

Outstanding, End of Year	236,931	8.48	253,898	6.13

Options available for granting at end of year	51,697		78,775
Options exercisable at December 31,	236,931	$8.48	245,698	$6.09
Weighted-average fair value of options granted during the year	$9.48		$11.73

The following table summarizes information about stock options outstanding as of December 31, 2005:

Options Outstanding				Options Exercisable
Exercise Price	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$3.92	57,614	2.5 Years	$3.92	57,614	$3.92
$4.31	72,616	4.5 Years	$4.31	72,616	$4.31
$4.52	37,092	5.5 Years	$4.52	37,092	$4.52
$7.31	25,780	6.4 Years	$7.31	25,780	$7.31
$28.11	14,725	8.5 Years	$28.11	14,725	$28.11
$24.05	29,104	9.5 Years	$24.05	29,104	$24.05

	236,931		$8.48	236,931	$8.48

Beginning in 1998, the Bank made available to its employees a Simple IRA Plan (the Simple IRA). Participants are permitted to make contributions on a pretax basis, a portion of which is matched by the Bank to prescribed limits. The Simple IRA expenses for the years ended December 31, 2005 and 2004 was $79 and $64, respectively.

CANYON NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(Dollars in thousands, except per share amounts)

Note #11 - Salary Continuation Plans and Director Health Insurance

During 2003, the Bank established a salary continuation plan agreement with the President and Chief Financial Officer, as authorized by the Board of Directors. This agreement provides for annual cash payments for a period of 15 years, with payment commencing at normal retirement age of 65. In the event of death prior to retirement, annual cash payments are to be paid to the executive’s beneficiaries based upon the benefit vested to the executive at the time of death. In the event of termination prior to normal retirement, the executive’s vested benefit at termination, is payable at normal retirement age. During 2005, a salary continuation plan agreement was also entered into with another executive. The present value of the Bank’s liability under these Agreements is $409 and $255 at December 31, 2005 and 2004, respectively and is included in other liabilities in the Bank’s Financial Statements. The salary continuation plan expense for the years ended December 31, 2005 and 2004 was $154 and $123, respectively.

In 2004, a health benefit plan was approved for qualified members of the board of directors, their spouses and qualified children. Members of the Bank’s board of directors are eligible to receive this benefit during their term of active service. Existing and new directors qualify for this benefit, must not be a participant in any other health insurance plan, and shall reimburse the Bank for 20% of the cost of the benefit. For qualified directors who have more than five years of active service, the entire cost of the benefit is paid by the Bank. Furthermore, the health insurance benefit converts to a Medicare supplemental insurance policy when the later of the qualified director or director’s spouse becomes Medicare eligible. The spouse and children of a qualified director may also remain eligible to participate in the plan subsequent to the death of a qualified director, subject to certain limitations. During the years ending December 31, 2005 and 2004, the cost of the benefit was $70 and $24, respectively.

Qualified former directors, their spouses and qualified children may also be eligible for health insurance benefits, following the completion of five years of service, and being at least age 55 at the completion of their service, and are subject to certain other limitations. The benefit may continue to the former director’s spouse and children after the death of the former director. To qualify for this benefit, former directors must not be a participant in any other health insurance plan and may participate until age 75 or for a maximum of 10 years as a former director, whichever is less. The health insurance benefit converts to a Medicare supplemental insurance policy when the later of the qualified former director or spouse becomes Medicare eligible. The Bank will pay the entire cost of the health or Medicare supplemental insurance policy. The present value of the Bank’s liability under this plan was estimated to be $31 and $25 at December 31, 2005 and 2004, respectively, and is included in other liabilities in the Bank’s Financial Statements. During the years ending December 31, 2005 and 2004, the cost of this benefit was $6 and $25, respectively.

Note #12 - Fair Value of Financial Instruments

The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions or estimation methodologies may have a material impact on the estimated fair value amounts.

CANYON NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(Dollars in thousands, except per share amounts)

Note #12 - Fair Value of Financial Instruments, Continued

The following table presents the carrying amounts and fair values of the Bank’s financial instruments at December 2005 and 2004:

	2005		2004
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents	$27,576	$27,576	$16,637	$16,637
Interest-bearing deposits in other financial institutions	3,400	3,400	200	200
Investment securities available for sale	24,702	24,702	30,772	30,772
FHLB, FRB and PCBB stock	1,412	1,412	1,007	1,007
Loan held for sale	782	782	—	—
Loans receivable	174,772	174,909	149,215	149,608
Accrued interest receivable	1,090	1,090	694	694
Financial liabilities:
Deposits	218,526	218,338	185,769	185,788
Accrued interest payable	78	78	34	34

The following methods and assumptions were used in estimating the Bank’s fair value disclosures for financial instruments:

Cash and Cash Equivalents: The fair values of cash and cash equivalents, including federal funds sold, approximate the carrying values reported in the balance sheet.

Investment Securities: The fair values of investment securities are based on quoted market prices.

Loans Receivable: For purposes of calculating the fair value of loans receivable, loans were segregated by payment type, such as those with fixed interest rates and those with adjustable interest rates as well as by prepayment and repricing frequency. For all mortgage loans, fair value is estimated using discounted cash flow analyses. Discount rates are based on current loan rates for similar loan types adjusted for differences in credit characteristics. The carrying amount of accrued interest receivable approximates its fair value.

FHLB, FRB and PCBB Stock: The book values of FHLB, FRB and PCBB stock approximate fair value based upon the redemption provisions of the stock.

Deposits: The fair values of passbook accounts, demand deposits and certain money market deposits are assumed to be the carrying values at the reporting date. The fair value of term accounts is based on projected contractual cash flow discounted at rates currently offered for deposits of similar maturities. The carrying amount of accrued interest payable approximates its fair value.

Off-Balance Sheet Financial Instruments: The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements. The fair values of these financial instruments are not deemed to be material.

CANYON NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(Dollars in thousands, except per share amounts)

Note #13 - Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt correction action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of risk-based capital and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005 and 2004, that the Bank met all capital adequacy requirements to which they are subject.

CANYON NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(Dollars in thousands, except per share amounts)

Note #13 - Regulatory Matters, Continued

As of the most recent notification, the Office of the Comptroller of the Currency (OCC) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and ratios as of December 31, 2005 and 2004 are also presented in the following table:

	December 31, 2005
	Tier 1 Capital	Tier 1 Risk- Based Capital	Risk-Based Capital
Actual capital:
Amount	$19,685	$19,685	$21,867
Ratio	8.38%	11.34%	12.60%

FDICIA well capitalized required capital:
Amount	$11,743	$10,417	$17,361
Ratio	5.0%	6.0%	10.0%

FDICIA adequately capitalized required capital:
Amount	$9,394	$6,944	$13,889
Ratio	4.0%	4.0%	8.0%

	December 31, 2004
	Tier 1 Capital	Tier 1 Risk- Based Capital	Risk-Based Capital
Actual capital:
Amount	$15,563	$15,563	$17,400
Ratio	7.06%	10.65%	11.91%

FDICIA well capitalized required capital:
Amount	$11,018	$8,765	$14,609
Ratio	5.0%	6.0%	10.0%

FDICIA adequately capitalized required capital:
Amount	$8,815	$5,844	$11,687
Ratio	4.0%	4.0%	8.0%

CANYON NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(Dollars in thousands, except per share amounts)

Note #13 - Regulatory Matters, Continued

The following table reconciles the Bank’s capital in accordance with generally accepted accounting principles to the Bank’s Tier 1 leveraged, Tier 1 risk-based and risk-based capital as of December 31, 2005 and 2004:

	2005	2004
Capital in accordance with generally accepted accounting principles	$19,451	$15,468
Adjustments for Tier 1 capital and Tier 1 risk based capital - unrealized gain (loss) on investment securities available for sale	(234)	(95)

Total Tier 1 capital and Tier 1 risk-based capital	19,685	15,563
Adjustments for risk-based capital - allowance for credit losses (1)	2,182	1,837

Total risk-based capital	$21,867	$17,400

(1)	Limited to 1.25% of risk-weighted assets.

Under federal banking law, dividends declared by the Bank in any calendar year may not, without the approval of the OCC, exceed its net income for that year combined with its retained income for the preceding two years.

Note #14 - Commitments and Contingencies

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, lines of credit and letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Commitments generally have fixed expiration dates; however, the commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the borrower. The Bank generally grants construction, commercial and consumer loans to customers throughout the Coachella Valley. Collateral required to support certain extensions of credit varies but may include cash, accounts receivable, inventory, property, plant and equipment, income-producing commercial properties and residential real estate. At December 31, 2005 and 2004, the Bank is committed to fund certain loans (predominately undisbursed construction loan funds) amounting to $66,308 and $44,495, respectively, including letters of credit of $10,722 and $2,557, respectively.

In the normal course of business, the Bank is involved in various litigated matters. In the opinion of management, and based on the advice of the Bank’s counsel, the disposition of all pending litigation will not have a material effect on the Bank’s financial position.

CANYON NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(Dollars in thousands, except per share amounts)

Note #15 – Stock-Dividend and Split

On March 30, 2004, the Board of Directors approved, subject to shareholders’ approval, a two-for-one stock split payable on May 12, 2004 to shareholders of record on April 26, 2004. Shareholders approved the stock split at the April 26, 2004 Annual Meeting at which time the par value of the common stock was adjusted from $5.00 per share to $2.50 per share.

On April 19, 2005, the Board of Directors declared a five percent stock dividend payable May 24, 2005 to shareholders of record on May 6, 2005. Cash paid in lieu of fractional shares, at the rate of $27.33 per share, amounted to $6.

On November 22, 2005, the Board of Directors declared a five percent stock dividend payable December 22, 2005 to shareholders of record on December 7, 2005. Cash paid in lieu of fractional shares at the rate of $26.15 per share, amounted to $5.

All shares and per share data have been retroactively adjusted to reflect the stock dividends and the stock split.

Note #16 – Subsequent Event

On February 14, 2006, the Board of Directors approved a Plan of Reorganization (the “Plan”) for purposes of forming a holding company, Canyon Bancorp. On February 23, 2006, the Bank filed the required documents with both the Federal Reserve Board and the Office of the Comptroller of the Currency. At the April 24, 2006 annual meeting, shareholders will be asked to approve the Plan. To consummate the Plan, it must be approved by shareholders of the Bank, Canyon Bancorp, the Federal Reserve Board and the Comptroller of the Currency, and fulfill certain other legal requirements. The proposed transaction will not change the shareholder ownership in that 100% of the Bank’s common stock is to be exchanged for 100% of the outstanding common stock of Canyon Bancorp and shareholders of the Bank will become shareholders of Canyon Bancorp.

If all approvals are received, it is expected reorganization will be effective in May 2006 or later. However, no assurance can be provided that all parties will approve the Plan.

INDEX TO EXHIBITS

Exhibit Table Reference Number	Item	Page Number to Sequential Numbering System

3.1	Articles of Association of the Bank (1) (7)

3.3	Bylaws of the Bank (2)

4.1	Specimen of Common Stock Certificate (1)

10.1	Employment Agreement between the Bank and Stephen G. Hoffmann (1)

10.2	Lease between Bank and Smoke Tree Village Shopping Center (Main Office) (1)

10.3	Voting and Stock Transfer Agreement (1)

10.4	1998 Stock Option Plan (3)

10.5	2000 Stock Option Plan (4)

10.7	Lease between Bank and J. W. Wood Trust dba Smoke Tree Village Shopping Center (Office Space) (5)

10.1	Salary Continuation Agreement for President & CEO Stephen G. Hoffmann (6)

10.2	Salary Continuation Agreement for Senior Vice President & CFO Jonathan J. Wick (6)

10.3	Subcontract for TESA Services (6)

10.4	Lease between Bank and Agua Caliente Development Authority (TESA Office Space) (7)

10.5	Lease between Bank and Agua Caliente Development Authority (901 Tahquitz Way Branch) (7)

10.6	Lease between Bank and DBP Investments, LLC (Desert Business Park Branch) (8)

1)	Incorporated by reference from the Bank’s Registration Statement on Form SB-2 as filed with the Comptroller on March 16, 1998.
2)	Incorporated by reference from the Form 10-KSB as filed with the Comptroller of the Currency for the year ended December 31, 2003.
3)	Incorporated by reference from the Form 10-KSB as filed with the Comptroller of the Currency for the year ended December 31, 1998.
4)	Incorporated by reference from the Form 10-QSB as filed with the Comptroller of the Currency for the quarter ended March 31, 2000.
5)	Incorporated by reference from the Form 10-KSB as filed with the Comptroller of the Currency for the year ended December 31, 2001.
6)	Incorporated by reference from the Form 10-QSB as filed with the Comptroller for the quarter ended September 30, 2003.
7)	Incorporated by reference from the Form 10-QSB as filed with the Comptroller of the Currency for the quarter ended March 31, 2004.
8)	Incorporated by reference from the Form 10-QSB as filed with the Comptroller of the Currency for the quarter ended June 30, 2005.

INDEX TO EXHIBITS

Continued

Exhibit Table Reference Number	Item	Page Number to Sequential Numbering System
11.	Statement Regarding Computation of Net Earnings Per Shar(9)

14.	Corporate Code of Conduct (2)

21.	Subsidiaries of the Registrant	77

23.	Consent of Independent Registered Public Accounting Firm	78

31.1.	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	79

31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	80

32.	Certification of period report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	81

9)	The information required by this exhibit is incorporated by reference from Note 3 of the Bank’s Financial Statements included herein.

Exhibit 21

Subsidiaries of the Registrant

None

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Canyon National Bank

We hereby consent to the incorporation by reference of our report dated January 6, 2006 with respect to the balance sheets of Canyon National Bank as of December 31, 2005 and 2004, and the related statements of income, stockholder’s equity and cash flows for the two years then ended, appearing in this Form 10-KSB, in Form S-8 Registration Statement filed by the Bank with the Comptroller of the Currency on April 24, 1999 and in Form S-8 Registration Statement filed by the Bank with the Comptroller of the Currency on January 30, 2001.

/s/

March 27, 2006
Rancho Cucamonga, California

EXHIBIT 31.1

CERTIFICATION

I, Stephen G. Hoffmann President and Chief Executive Officer of Canyon National Bank, certify that:

1. I have reviewed this annual report on Form 10-KSB of Canyon National Bank;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Bank as of, and for, the periods presented in this annual report;

4. The Bank’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Bank and we have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Bank, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Evaluated the effectiveness of the Bank’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the Bank’s internal control over financial reporting that occurred during the Bank’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The Bank’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Bank’s auditors and the audit committee of the Bank’s board of directors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Bank’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Bank’s internal controls over financial reporting.

Date: March 27, 2006	/s/ Stephen G. Hoffmann
Stephen G. Hoffmann

EXHIBIT 31.2

CERTIFICATION

I, Jonathan J. Wick, Executive Vice President, Chief Operating Officer and Chief Financial Officer of Canyon National Bank, certify that:

1. I have reviewed this annual report on Form 10-KSB of Canyon National Bank;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Bank as of, and for, the periods presented in this annual report;

4. The Bank’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Bank and we have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Bank, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Evaluated the effectiveness of the Bank’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the Bank’s internal control over financial reporting that occurred during the Bank’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The Bank’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Bank’s auditors and the audit committee of the Bank’s board of directors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Bank’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Bank’s internal controls over financial reporting.

Date: March 27, 2006	/s/ Jonathan J. Wick
Jonathan J. Wick

EXHIBIT 32

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION

Each of the undersigned hereby certifies in his capacity as an officer of Canyon National Bank (the “Bank”) that the Annual Report of the Bank on Form 10-KSB for the fiscal year ended December 31, 2005 fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition of the Bank at the end of such period and the results of operations of the Bank for such period.

CANYON NATIONAL BANK

Date: March 27, 2006	By:	/s/ Stephen G. Hoffmann
Stephen G. Hoffmann
President and Chief Executive Officer

Date: March 27, 2006	By:	/s/ Jonathan J. Wick
Jonathan J. Wick
Executive Vice President, Chief Operating Officer and Chief Financial Officer